AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 24, 2002
                                                      REGISTRATION NO. 333-75604


                                                                CIK # 0001157380
 ===============================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    ----------------------------------------


                                 AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6
                    ----------------------------------------


                FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                     OF SECURITIES OF UNIT INVESTMENT TRUSTS
                            REGISTERED ON FORM N-8B-2

A.      EXACT NAME OF TRUST:   CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                               SERIES 117

B.      NAME OF DEPOSITOR:     CLAYMORE SECURITIES, INC.

C.      COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                            Claymore Securities, Inc.
                         250 North Rock Road, Suite 150
                              Wichita, Kansas 67206

D.      NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                          Copy to:
              ROBIN K. PINKERTON                  MICHAEL R. ROSELLA, ESQ.
          Claymore Securities, Inc.        Paul, Hastings, Janofsky & Walker LLP
        250 North Rock Road, Suite 150                399 Park Avenue
            Wichita, Kansas 67206                 New York, New York 10022
                                                       (212) 318-6800

E.      TITLE OF SECURITIES BEING REGISTERED:    Units of beneficial interest.

F.      APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:
                 As soon as practicable after the effective date
                         of the Registration Statement.


|_| Check box if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.


================================================================================
        The registration hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

               Claymore Securities Defined Portfolios, Series 117

[LOGO]
                    Preferred Securities Portfolio, Series 1













     A diversified portfolio seeking to provide current income by investing primarily in investment grade
               preferred stocks and/or trust preferred securities.












                                   Prospectus
                                January 24, 2002



    As with any investment, the Securities and Exchange Commission has not approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any contrary representation is a criminal offense.

INVESTMENT SUMMARY


                              Investment Objective

    The trust seeks to provide high current income.

                               Investment Strategy

    The trust consists of a diversified portfolio of preferred stocks and/or trust preferred securities. The trust includes domestic and foreign securities of various issuers including energy producers, financial services providers, utilities, and real estate investment trusts ("REITs").


    The sponsor has selected for the portfolio preferred stocks and/or trust preferred securities believed to have the best potential for high current income. Preferred securities have characteristics of both debt and equity. The sponsor believes that an investment in a portfolio of preferred securities offers investors an opportunity to receive the income flow advantages of bonds while still enjoying the liquidity benefits of equity securities.

    Trust preferred securities are limited life preferred securities typically issued by corporations, generally in the form of interest bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interest in subordinated debentures issued by the corporation, or similarly structured securities. Unlike preferred stocks, distributions for trust preferred securities are generally treated as interest rather than dividends and therefore, are generally not eligible for the dividends-received deduction. Trust preferred securities and the underlying subordinated debentures typically rank senior to the issuing company's preferred stock.

                            Portfolio Diversification

                          Approximate
                           Portfolio
       Industry           Percentage
       --------           ----------

Electric - Integrated        17.87%
Super Regional Bank          10.73%
Auto-Cars                     7.14%
Financial Investment -        7.14%
Banker/ Broker
Multi-Line Insurance          7.14%
Telephone - Integrated        7.14%
Diversified Financial         3.57%
Services
Finance - Mortgage Loan       3.57%
Finance - Other               3.57%
Gas Distribution              3.57%
Medical - HMO                 3.57%
Money Center Bank             3.57%
Mortgage Bank                 3.57%
REITS - Office Property       3.57%
REITS - Storage               3.57%
Retail - Apparel              3.57%
Rubber & Tire                 3.57%
Truck Leasing                 3.57%


                                 Principal Risks

    You can lose money by investing in the trust. In addition, the trust may not perform as well as you hope. These things can happen for various reasons, including:

    o Share prices can be volatile. The value of your investment may fall over time.

    o Rising interest rates will generally reduce the value of your units. Typically, securities with longer periods before maturity are more sensitive to interest rate changes.

    o An issuer may be unwilling or unable to make principal payments and/or to declare dividends in the future, or may reduce the level of dividends declared. This may result in a reduction in the value of your units.

    o The financial condition of an issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your units. This may occur at any point in time, including during the primary offering period.

    o The trust will receive early returns of principal if securities are called or sold before they mature. If this happens your income will decline and you may not be able to reinvest the


                                                            Investment Summary 2
       money you receive at as high a yield or as long a maturity.


    o Certain of the securities included in the trust may be foreign securities or American Depositary Receipts that evidence ownership of underlying foreign securities. Foreign securities present risks beyond those of U.S. issuers which include:

       >  the value of the U.S. dollar relative to the foreign currencies

       >  possible withholding taxes, and

       >  differing accounting practices.


    o We do not actively manage the portfolio. The trust will generally hold, and may continue to buy, the same securities even though the security's outlook or rating or its market value or yield may have changed.


    o Many of the securities in the portfolio are issued by financial services providers. These include banks, insurance companies and investment firms. Negative developments in the financial services industry will affect the value of your investment. For example, the profitability of financial service providers is largely dependent upon the availability and cost of capital which in turn may fluctuate significantly in response to changes in interest rates and general economic developments.



                                Market for Units

    The Sponsor intends to repurchase units at a price based on their net asset value. If we decide to discontinue the policy of repurchasing units, you can redeem units through the trustee, at a price determined using the same formula.

                                Who Should Invest

    You should consider this investment if:

    o  You are seeking to own preferred securities in one convenient package;

    o  You want current income and diversification;

    o The trust represents only a portion of your overall investment portfolio; and

    o  The trust is part of a longer term investment strategy.

    You should not consider this investment if you:

    o You are unwilling to take the risks involved with owning preferred securities; or

    o  You are seeking an aggressive high-growth investment strategy.


                              Essential Information
                              ---------------------


Unit price at inception                       $10.00

Inception date                      January 24, 2002
Termination date                      July 24,  2007

Distribution dates  Last business day of each month,
                    commencing February 28, 2002
Record dates        15th day of each month
                    commencing February 15, 2002

CUSIP numbers
Cash distributions (all accounts)          183845163
Reinvested distributions
  Standard Accounts                        183845171
  Wrap Fee Accounts                        183845189

Minimum investment
Standard accounts                   $1,000/100 units

Retirement accounts and
custodial accounts for minors          $250/25 units




                                                            Investment Summary 3

                                Fees and Expenses

    The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 unit price. Actual expenses may vary.


                                               As % of
                                               $1,000
Investor Fees                                 Invested
-------------                                 --------
Initial sales fee paid on purchase             1.00%
purchase
Deferred sales fee in first year(1)            3.50
Creation and development fee(2)                0.45
                                               ----
Maximum sales fees (including
   creation and development fee)               4.95%
                                               ====
Organization costs (amount per
   100 units paid by trust at end of
   initial offering period)                   $3.00
                                               ====


                              As a % of        Amount
Annual Fund                    $1,000           Per
Operating Expenses            Invested       100 Units
------------------            --------       ---------
Trustee's fee and
expenses                      0.095%         $   0.95
Supervisory and
evaluation fees               0.065%             0.65
Other operating expenses      0.105%             1.05
                              ------         --------
   Total                      0.265%         $   2.65
                              ======         ========

(1)
  The deferred sales fee is fixed at $0.35 per unit and is deducted in monthly installments of $0.07 per unit on the last business day of each month from July, 2002 through November, 2002.



(2)
  The creation and development fee compensates the sponsor for creating and developing your trust. The actual creation and development fee is $4.50 per 100 units and is paid to the sponsor at the close of the initial public offering period, which is expected to be ninety days from the inception date. If the unit price exceeds $10.00 per unit, the creation and development fee will be less than 0.45%; if the unit price is less than $10.00 per unit, the creation and development fee will not exceed 0.45%.

                                     Example

    This example helps you compare the costs of this trust with other unit trusts and mutual funds. In the example we assume that you reinvest your investment in a new trust each year, the expenses do not change and the trust's annual return is 5%. Your actual returns and expenses will vary. Based on these assumptions, you would pay these expenses for every $10,000 you invest:


    1 year                 $  553
    3 years                $  758
    5 years                $1,322
    10 years               $2,215


    These amounts are the same regardless of whether you sell your investment at the end of a period or continue to hold your investment. The example does not consider any transaction fees that broker-dealers may charge for processing redemption requests.

                      Estimated Annual Income Distributions


    The portfolio's estimated annual income distributions are $0.7366 per unit for the first year. The amount of distributions may increase or decrease as securities in the portfolio mature, are called or are sold, as the dividends received change or as fees and expenses increase or decrease. Estimated distributions assume that all of the securities and expected dividends are delivered to the portfolio. These figures are estimates as of the business day prior to the Inception Date; actual payments may vary.


                                                            Investment Summary 4

Claymore Securities Defined Portfolios, Series 117
The Trust Portfolio as of the Initial Date of Deposit, January 24, 2002



Number                                                                      Ratings (2)
                                                                            -----------       Optional
  of                                                                            Standard &   Redemption   Price per   Cost to
Shares    Company Name                                 Industry          Moody's  Poor's    Provisions(3)   Share   Portfolio(4)(5)
-----------------------------------------------------------------------------------------------------------------------------------

142  Abbey National, Series B, 7.375%(6)            Mortgage Bank           A1       A+      11/09/2006     $25.40    $ 3,607
141  Aetna, 8.500% Due 08/31/2041(7)                Medical-HMO           Baa2      BBB      06/18/2006      25.70      3,624
138  AGL Capital, 8.000% Due 05/15/2041             Gas Distribution      Baa2      BBB      05/21/2006      26.20      3,616
147  Allmerica, 7.750% Due 02/03/2027               Multi-Line Insurance    A3      BBB      04/25/2006      24.80      3,646
143  Banco Bilboa, Series B, 7.750%                 Money Center Bank       A1       A-      06/30/2006      25.14      3,595
       Due 06/29/2049(6)
139  Bear Stearns, Series X, 7.800% Due 05/15/2031  Financial Investment-   A3      BBB      05/15/2006      25.85      3,593
                                                    Banker/Broker
140  Citigroup Capital, Series V, 7.125%            Diversified Financial  Aa2       A       07/31/2006      25.71      3,600
       Due 07/31/2031                                 Services
142  Comerica, Series Z, 7.600% Due 07/01/2050      Super Regional Bank     A3      BBB+     07/31/2006      25.45      3,614
143  CountryWide Cap II, 8.000% Due 12/15/2026      Finance- Mortgage       A3      BBB+     12/15/2006      25.39      3,631
                                                      Loan
142  DaimlerChrysler, 7.875% Due 08/1/2097(6)       Auto-Cars               A3      BBB+     04/18/2006      25.40      3,607
143  Dominion Resources, 7.800% Due 10/31/2041      Electric- Integrated   Baa1     BBB-     10/23/2006      25.35      3,625
141  Energy East Cap, 8.250% Due 07/31/2031         Electric- Integrated   Baa2     BBB      07/24/2006      25.64      3,615
150  Ford, 7.400% Due 11/1/2046                     Auto-Cars               A2      BBB+     02/28/2006      24.10      3,615
145  FPC Capital, Series A, 7.100% Due 05/13/2039   Electric- Integrated    A3      BBB-     04/13/2004      24.94      3,616
364  Goodyear Tire, 8.000% Due 03/15/2028           Rubber & Tire          Baa3     BBB      09/06/2006      10.00      3,640
138  HRPT Properties, Series A, 9.875%              REITS- Office          Baa3     BBB-     02/22/2006      26.26      3,624
                                                      Property
141  Morgan Stanley, 7.250% Due 07/31/2031          Financial Investment    A1       A       07/31/2006      25.68      3,621
                                                      Banker/Broker
143  National Rural Utility, 7.400% 11/1/2050       Finance- Other          A3      BBB+     11/01/2006      25.18      3,601
144  Nordstrom, 7.625% Due 03/15/2028               Retail- Apparel        Baa1      A-      06/21/2006      25.00      3,600
142  Public Storage, Series R, 8.000%               REITS- Storage         Baa2     BBB+     09/28/2006      25.44      3,612
141  Puget Sound Energy, 8.400% Due 06/30/2041      Electric- Integrated   Baa3     BB       06/30/2006      25.58      3,607
145  Quest Comm, 7.500% Due 11/15/2043              Telephone- Integrated   A2      BBB+     04/10/2006      24.85      3,603
157  REI, Series C, 7.200% Due 03/31/2048           Electric- Integrated   Baa2     BBB-     02/26/2004      23.10      3,627
143  Royal & Sun Alliance Ins. Group, 7.700%        Multi-Line Insurance    A2       A       04/03/2006      25.25      3,611
       Due 10/15/2029
143  Ryder Corp, 8.000% Due 12/01/2025              Truck Leasing          Baa3     BBB      06/01/2006      25.05      3,582
139  USB Capital, Series B, 7.750% Due 05/01/2031   Super Regional Bank     A2      BBB+     05/04/2006      26.05      3,621
143  Wells Fargo, 7.000% Due 09/01/2031             Super Regional Bank     Aa3     A-       08/29/2006      25.40      3,632
145  WorldComm, 7.600% Due 08/15/2028               Telephone- Integrated   A3      BBB+     04/18/2006      24.99      3,623
                                                                                                                       --------
                                                                                                                       $101,208
                                                                                                                       ========




-----------------------


(1) All securities are represented entirely by contracts to purchase securities, which were entered into by the sponsor on January 23, 2002. All contracts for domestic securities are expected to be settled by the initial settlement date for the purchase of units.
(2) See "Ratings Definitions" in the Information Supplement for a brief description of the rating symbols and their meanings.
(3) The securities are first redeemable on such date and at such price as listed above. Optional redemption provisions, which may be exercised in whole or in part, are at prices of par or stated value. Optional redemption provisions generally will occur at times when the redeemed securities have an offering side evaluation which represents a premium over par or stated value. To the extent that the securities were acquired at a price higher than the redemption price, this will generally represent a loss of capital when compared with the Public Offering Price of the Units when acquired. Distributions will generally be reduced by the amount of the dividends

                                                            Investment Summary 5



which otherwise would have been paid with respect to redeemed securities, and any principal amount received on such redemption after satisfying any redemption requests for units received by the trust will generally be distributed to unitholders. Certain of the securities have provisions which would allow for their redemption prior to the earliest stated call date pursuant to the occurrence of certain extraordinary events.
(4) Valuation of securities by the Evaluator was made using the market value per share as of the Evaluation Time on January 23, 2002. Subsequent to inception, securities are valued, for securities quoted on a national securities exchange or Nasdaq National Market System, or a foreign securities exchange, at the closing sales price, or if no price exists at the mean between bid and offer prices on the over-the-counter market.
(5) There was a $275 loss to the Sponsor on the Initial Date of Deposit.
(6) This security represents the security of a foreign company which trades directly on a United States national securities exchange.
(7) This security is a senior debt obligation.



                                                            Investment Summary 6

                         UNDERSTANDING YOUR INVESTMENT

                                How to Buy Units

    You can buy units of the trust on any business day by contacting your financial professional. Unit prices are available daily on the Internet at www.claymoresecurities.com. The unit price includes:

    o  the value of the stocks,

    o  the initial sales fee, and

    o  cash and other net assets in the portfolio.

    We often refer to the purchase price of units as the "offer price." We must receive your order to buy units prior to the close of the New York Stock Exchange (normally 4:00 p.m. Eastern time) to give you the price for that day. If we receive your order after this time, you will receive the price computed on the next business day.

    Retirement Accounts. The portfolio may be suitable for purchase in tax-advantaged retirement accounts. You should contact your financial professional about the accounts offered and any additional fees imposed. In addition, you can invest in a Claymore UIT retirement account directly with the trustee. We reduce the minimum investment to only $250 for these accounts. Please contact The Bank of New York for more information and an application. The trustee will assess an annual fee per account (currently $12) which can be deducted from your account if do not wish to pay it separately.

    Value of the Stocks. We determine the value of the stocks as of the close of the New York Stock Exchange on each day that exchange is open.

    Pricing the Stocks. We generally determine the value of stocks using the last sale price for stocks traded on a national securities exchange or the Nasdaq Stock Market. In some cases we will price a stock based on the last asked or bid price in the over-the-counter market or by using other recognized pricing methods. We will only do this if a stock is not principally traded on a national securities exchange or the Nasdaq Stock Market, or if the market quotes are unavailable or inappropriate.

    The trustee determined the initial prices of the stocks shown in "The Portfolio" in this prospectus. The trustee determined these initial prices as described above at the close of the New York Stock Exchange on the business day before the date of this prospectus. On the first day we sell units we will compute the unit price as of the close of the New York Stock Exchange or the time the registration statement filed with the Securities and Exchange Commission becomes effective, if later.

    Organization Costs. During the initial offering period, part of your purchase price includes a per unit amount sufficient to reimburse us for a portion of the costs of creating your trust. These costs include the costs of preparing the registration statement and legal documents, federal and state registration fees, the initial fees and expenses of the trustee and the initial audit. Your trust will sell stocks to reimburse us for these costs at the end of the initial offering period or after six months, if earlier.

    Transactional Sales Fee. You pay a fee when you buy units. We refer to this fee as the "transactional sales fee." The total transactional sales fee equals 4.50% of your unit price at the time of purchase. To keep your money working longer, we defer payment of $0.35 of this fee per unit. Your trust accrues part of this fee each day as described on page three. You pay the remaining transactional sales fee at the time you buy units (approximately 1.00% of your unit price). The transactional sales fee does not include the creation and development fee which is described under "Expenses."

    Reducing Your Sales Fee. We offer a variety of ways for you to reduce the transactional sales fee you pay. It is your financial professional's responsibility to alert us of any discount when you order units. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of any discounts.


                                                 Understanding Your Investment 7

However, if you are eligible to receive a discount such that your total transactional sales fee is less than the fixed dollar amount of the deferred sales fee, we will credit you the difference between your total transactional sales fee and the deferred sales fee at the time you buy units.

    Large Purchases. You can reduce your transactional sales fee by increasing the size of your investment:

     If you purchase:      Your fee will be:
     ---------------       ----------------
  Less than $50,000             4.50%
  $50,000 - $99,999             4.25%
  $100,000 - $249,999           4.00%
  $250,000 - $499,999           3.50%
  $500,000 - $999,999           2.50%
  $ 1,000,000 or more           1.50%


    For transactions of at least $1,000,000 or more, the sponsor may negotiate the applicable sales charge and such charge will be disclosed to any such purchaser.

    We apply these fees as a percent of the unit price at the time of purchase and these amounts do not include the creation and development fee. We also apply the different purchase levels on a unit basis using a $10 unit equivalent. For example, if you purchase between 10,000 and 24,999 units, your fee is 4.00% of your unit price.

    You may aggregate unit purchases by the same person on any single day from any one broker-dealer to qualify for a purchase level. You can include these purchases as your own for purposes of this aggregation:

    o  purchases by your spouse or minor children and

    o  purchases by your trust estate or fiduciary accounts.

    You may also use a letter of intent to combine purchases over time to qualify for a purchase level. Under this option, you must give us a letter of intent to purchase a specified amount of units of any Claymore unit trust over a specified time period. The letter must specify a time period of no more than 13 months. Once you sign a letter of intent, we will reduce your fee based on your total purchase commitment as shown in the table above. If your purchases exceed the level specified in your letter, you will still receive the additional fee reduction for your purchases shown in the table above (we will not cap your discount). If your total purchases are less than the level specified in your letter, you must pay the fee difference to us. We reserve the right to redeem your units if you do not pay the difference.

    The discounts described above apply only during the initial offering period.

    Advisory and Wrap Fee Accounts. We reduce your transactional sales fee for purchases made through registered investment advisers, certified financial planners or registered broker-dealers who charge periodic fees in lieu of commissions or who charge for financial planning or for investment advisory or asset management services or provide these services as part of an investment account where a comprehensive "wrap fee" is imposed. We reduce your fee by the amount of the fee that we would normally pay to your financial professional. You pay only the portion of the transactional sales fee that the sponsor retains. This table provides an example of the transactional sales fee you will pay per unit if you purchase units in this type of account.

      Fee paid on purchase             $0.000
      Deferred sponsor retention        0.090
                                        -----
              Total                    $0.090
                                       ======

    Units will also be subject to all trust expenses, including the creation and development fee. This discount applies during the initial offering period and in the secondary market. Your financial professional may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust.


                                                 Understanding Your Investment 8

    Exchange or Rollover Option. We waive the initial sales fee on units of the trust offered in this prospectus if you buy your units with redemption or termination proceeds from any other Claymore unit trust. You may also purchase units of the trust offered in this prospectus at this reduced fee if you purchase your units with termination proceeds from an unaffiliated unit trust that has the same investment strategy as this trust. In order to qualify for this discount, your unit redemption or trust termination must occur on the same day that you purchase units of the trust offered in this prospectus. These discounts apply only during the initial offering period.

    Unaffiliated UITs. Investors in any unaffiliated unit trust that have purchased their investment within a five-year period prior to the date of this prospectus can purchase units of the trust in an amount not greater in value than the amount of said investment made during this five-year period at a reduced sales charge of 3.50% of the public offering price.

    Employees. We do not charge the transactional sales fee that we would normally pay to your financial professional for purchases made by officers, directors and employees and their family members (spouses, children and parents) of Claymore and its affiliates and of the special counsel to the sponsor; or by registered representatives of selling firms and their family members (spouses, children and parents). You pay only the portion of the fee that the sponsor retains. You may purchase units with the Wrap Fee Account CUSIP number to facilitate purchases under this discount, however, we do not require that you buy units with this CUSIP number to qualify for the discount. If you purchase units with this special CUSIP number, you should be aware that all distributions will automatically reinvest into additional units of your trust. This discount applies during the initial offering period and in the secondary market.

    Dividend Reinvestment Plan. We do not charge any transactional sales fee when you reinvest distributions from your trust into additional units of the trust. Since the deferred sales fee is a fixed dollar amount per unit, your trust must charge the deferred sales fee per unit regardless of this discount. If you elect the distribution reinvestment plan, we will credit you with additional units with a dollar value sufficient to cover the amount of any remaining deferred sales fee that will be collected on such units at the time of reinvestment. The dollar value of these units will fluctuate over time. This discount applies during the initial offering period and in the secondary market.

                             How to Sell Your Units

    You can sell your units on any business day by contacting your financial professional or, in some cases, the trustee. Unit prices are available daily on the Internet at www.claymoresecurities.com or through your financial professional. We often refer to the sale price of units as the "bid price." You pay any remaining deferred sales fee when you sell or redeem your units. Certain broker-dealers may charge a transaction fee for processing unit redemption or sale requests.

    Selling Units. We intend to, but are not obligated to, maintain a secondary market for units. This means that if you want to sell your units, we may buy them at the current price. We may then resell the units to other investors at the public offering price or redeem them for the redemption price. Our secondary market repurchase price is generally the same as the redemption price. Certain broker-dealers might also maintain a secondary market in units. You should contact your financial professional for current unit prices to determine the best price available. We may discontinue our secondary market at any time without notice. Even if we do not make a market, you will be able to redeem your units with the trustee on any business day for the current price.

    Redeeming Units. You may also be able to redeem your units directly with the trustee, The Bank of New York, on any day the New York Stock Exchange is open. The trustee must receive your completed redemption request prior to the close of the New York Stock Exchange for you to receive the unit price for a particular day. (For what constitutes a completed




                                                 Understanding Your Investment 9
redemption request, see "Purchase, Redemption and Pricing of Units--Redemption" in the Information Supplement.) If your request is received after that time or is incomplete in any way, you will receive the next price computed after the trustee receives your completed request. Rather than contacting the trustee directly, your financial professional may also be able to redeem your units by using the Investors' Voluntary Redemptions and Sales (IVORS) automated redemption service offered through Depository Trust Company.

    If you redeem your units, the trustee will generally send you a payment for your units no later than seven days after it receives all necessary documentation (this will usually only take three business days). The only time the trustee can delay your payment is if the New York Stock Exchange is closed (other than weekends or holidays), the Securities and Exchange Commission determines that trading on that exchange is restricted or an emergency exists making sale or evaluation of the stocks not reasonably practicable, and for any other period that the Securities and Exchange Commission permits.

    To redeem your units which are evidenced by registered certificates, if any, you must send the trustee any certificates for your units. You must properly endorse your certificates or sign a written transfer instrument with a signature guarantee. The trustee may require additional documents such as a certificate of corporate authority, trust documents, a death certificate, or an appointment as executor, administrator or guardian. The trustee cannot complete your redemption or send your payment to you until it receives all of these documents in completed form.

    You can request an in kind distribution of the stocks underlying your units if you own units worth at least $25,000 or you originally paid at least that amount for your units. This option is generally available only for stocks traded and held in the United States. The trustee will make any in kind distribution of stocks by distributing applicable stocks in book entry form to the account of your financial professional at Depository Trust Company. You will receive whole shares of the applicable stocks and cash equal to any fractional shares. You may not request this option in the last 30 days of your trust's life. We may discontinue this option at any time without notice.

    Exchange Option. You may be able to exchange your units for units of other Claymore unit trusts at a reduced sales fee. You can contact your financial professional or Claymore for more information about trusts currently available for exchanges. Before you exchange units, you should read the prospectus carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. To qualify for a reduced sales fee, you must purchase units in a subsequent trust on the same day that you redeem units of your current trust. We may discontinue this option at any time.

                                  Distributions

    Monthly Dividends. Your trust generally pays dividends from its net investment income along with any excess capital on each monthly distribution date to unitholders of record on the preceding record date. You can elect to:

    o  reinvest distributions in additional units of your trust at no fee, or

    o  receive distributions in cash.

    You may change your election by contacting your financial professional or the trustee. Once you elect to participate in a reinvestment program, the trustee will automatically reinvest your distributions into additional units at their net asset value on the distribution date. We waive the sales fee for reinvestments into units of your trust. We cannot guarantee that units will always be available for reinvestment. If units are unavailable, you will receive cash distributions. We may discontinue these options at any time without notice.


                                                Understanding Your Investment 10

    In some cases, your trust might pay a special distribution if it holds an excessive amount of principal pending distribution. For example, this could happen as a result of a merger or similar transaction involving a company whose stock is in your portfolio. The amount of your distributions will vary from time to time as companies change their dividends or trust expenses change.

    Reinvest in Your Trust. You can keep your money working by electing to reinvest your distributions in additional units of your trust. The easiest way to do this is to have your financial professional purchase units with one of the Reinvestment CUSIP numbers listed in the "Investment Summary" section of this prospectus. You may also make or change your election by contacting your financial professional or the trustee.

    Reports. The trustee will send your financial professional a statement showing income and other receipts of your trust for each distribution. Each year the trustee will also provide an annual report on your trust's activity and certain tax information. You can request copies of stock evaluations to enable you to complete your tax forms and audited financial statements for your trust, if available.

                                Investment Risks

    All investments involve risk. This section describes the main risks that can impact the value of the stocks in your portfolio. You should understand these risks before you invest. If the value of the stocks falls, the value of your units will also fall. We cannot guarantee that your trust will achieve its objective or that your investment return will be positive over any period.

    Market risk. Market risk is the risk that a particular security in the trust, the trust itself or securities in general may fall in value. Market value may be affected by a variety of factors including:

    o  General securities markets movements;

    o  Changes in the financial condition of an issuer or an industry;

    o  Changes in perceptions about an issuer or an industry;

    o  Interest rates and inflation;

    o  Governmental policies and litigation; and

    o  Purchases and sales of securities by the trust.

    Interest rate risk. Interest rate risk is the risk that securities in the trust will decline in value because of a rise in interest rates. Generally, securities that pay fixed rates of return will increase in value when interest rates decline and decrease in value when interest rates rise. Typically, securities that pay fixed rates of return with longer periods before maturity are more sensitive to interest rate changes.

    Credit and dividend payment risk. Credit risk is the risk that an issuer of a security in the trust is unable or unwilling to make dividend and/or principal payments. Trust preferred securities are subject to unique risks which include the fact that dividend payments will only be paid if interest payments on the underlying obligations are made. Such interest payments are dependent on the financial condition of the issuer. Dividend payments for both preferred stocks and trust preferred securities may not be paid at all or may generally be deferred for up to 20 consecutive quarters.

    Call risk. Call risk is the risk that securities can be prepaid or "called" by the issuer before their stated maturity. If securities are called, your income will decline and you may not be able to reinvest the money you receive at as high a yield. Also, an early call at par of a security trading at a premium will reduce your return. Securities in the trust are more likely to be called when interest rates decline. This would result in early returns of principal to you and may result in early termination of the trust. The dates and prices upon which the securities are first subject to optional calls are provided in "Schedule of Investments." The securities may also be subject to special or extraordinary call provisions and




                                                Understanding Your Investment 11

"mandatory put" features that may cause the securities to be removed from the trust prior to maturity or stated call dates.

    Security quality risk. Security quality risk is the risk that a reduction in a securities rating may decrease its value and the value of your investment in the trust. Securities ratings may be reduced at any time, including during the primary offering period of the trust.

    Inflation risk. Inflation risk is the risk that the value of assets or income from investments will be less in the future as inflation decreases the value of money.

    Tax and Legislation risk. Tax legislation or positions taken by the Internal Revenue Service could affect the value of the trust by changing the tax characterizations of preferred stocks and trust preferred securities or the securities underlying the trust preferred securities. Congress has considered such proposals in the past and may do so in the future.


    Concentration risk. Concentration risk is that your portfolio is more likely to be negatively impacted because it concentrates in a particular type of security. When securities in a particular industry make up 25% or more of a trust, it is said to be "concentrated" in that security. The trust is concentrated in the securities of financial services companies, and in preferred stocks and/or trust preferred securities.


    Financial Services Industry. Here is what you should know about a concentration in stocks of the financial services industry:

    o Banks and thrifts must contend with: volatile interest rates; the adverse effects of economic recession; competition; portfolio concentrations in geographic markets and in real estate loans; and significant regulation.

    o Insurance companies must contend with: interest rate movements; the imposition of premium rate caps; competition and pressure to compete globally; weather catastrophes and other disasters that require payouts; mortality rates; and government regulation or tax law changes.

    o Investment firms must contend with: shrinking profit margins due to new competitors; the cost of new technology; and the pressure to compete globally.

    Preferred Stock. Here is what you should know about a concentration in preferred stocks. In addition to the risks set forth above, preferred stocks are also subject to the following risks:

    o Preferred stocks are vulnerable to legislative initiatives that reduce the dividends-received deduction, which would affect the after-tax return of these securities.

    o Dividend payments on preferred stocks are generally subordinate to those of creditors and holders of debt obligations or more senior preferred securities of the issuers. Accordingly, dividend payments may not be made. In addition, for certain securities dividend payments may be deferred for a finite period, generally up to 20 consecutive quarters. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

    o Preferred stocks do not represent an obligation of the issuer and do not offer any assurance of income.

    o The issuance of additional debt or more senior preferred securities by the issuer may adversely affect the issuers' ability or inclination to pay dividends.

    Trust Preferred Securities. Here is what you should know about a concentration in trust preferred securities. In addition to the risks set forth above, trust preferred securities are also subject to the following risks:

    o Trust preferred securities are designed to create the same business risk for an investor as if the investor had bought the securities


                                                Understanding Your Investment 12
       underlying the trust preferred securities. A corporation's ability to pay distributions on the trust preferred securities is generally dependent on whether the corporation issuing the securities is able to pay interest on the underlying securities.

    o Unitholders have no right to accelerate the trust preferred securities or the underlying securities for non-payment.

    o A corporation issuing the underlying securities may elect to defer interest payments on those securities at any time during the life of the trust preferred securities for up to 20 consecutive quarters. If such an election is made, distributions on the trust preferred securities will not be made during the deferral period. During any deferral period investors may be taxed as if the trust had received current income. In such a case, unitholders will have income taxes due, but will not have received income distributions to pay the taxes.

    o Tax or regulatory changes may change the tax characterization of the trust preferred securities or the underlying securities, and, as a result, may effect the value of your units.

    o Trust preferred securities may be subject to redemption after a certain call date or as a result of certain tax or regulatory events. This may occur prior to maturity or the trust's termination.

    Foreign risks. Certain of the securities included in the trust may be securities and/or American Depositary Receipts ("ADRs") of foreign companies. ADRs are denominated in U.S. dollars and are typically issued by a U.S. bank or trust company. An ADR evidences ownership of an underlying foreign security. The Trustee acts as the depositary for a number of ADRs. The presence of either ADRs or other foreign securities in a portfolio is indicated in the Schedule of Investments for the trust.

    Foreign securities present risks beyond securities of U.S. issuers. Foreign securities may be affected by:

    o  Adverse political, diplomatic and economic developments;

    o  Political or economic instability;

    o  Higher brokerage costs;

    o  Currency risk;

    o  Less liquidity;

    o  More volatile prices;

    o  Reduced government regulation;

    o  Different accounting standards;

    o  Foreign taxation; and

    o  Less publicly available information.

    The U.S. and foreign equity markets often rise and fall at different times or by different amounts due to economic or other developments particular to a given country. This phenomenon would tend to lower the overall price volatility of a trust that included both U.S. and foreign securities. Sometimes, however, global trends will cause the U.S. and foreign markets to move in the same direction, reducing or eliminating the risk reduction benefit of international investing.

                               Portfolio Selection

    The sponsor has selected for the trust preferred stocks and trust preferred securities believed to have the best potential for high current income. The sponsor believes that an investment in a trust of preferred stocks and trust preferred securities offers investors an opportunity to receive the income flow advantages of bonds while still enjoying the liquidity benefits of equity securities. The trust is carefully diversified across the preferred market, with close attention paid to dividend yield, credit quality, call protection,




                                                Understanding Your Investment 13
diversification and liquidity. Each of the securities included in the trust are rated, as of the Initial Date of Deposit, in the category of "Baa" or better by Moody's Investors Services, Inc. ("Moody's"), or in the category of "BBB" or better by Standard & Poor's, a division of The McGrawHill Companies, Inc. ("Standard & Poor's"). In addition, as of the Initial Date of Deposit, of the securities selected for the trust approximately 92.86% have at least 4 years of call protection and approximately 7.14% have at least 2 years of call protection, with the exception of certain extraordinary events. The sponsor believes that this should help protect against disruption of monthly income distributions.


    As of the Initial Date of Deposit, the securities in the trust are approximately equally dollar weighted.


    Preferred Stock. As of the Initial Date of Deposit, none of the trust consists of preferred stocks. Similar to bonds, many preferred stocks offer a fixed rate of return paid in the form of a dividend and are traded on the basis of their current yield.


    Like common stock, most preferred stocks are equity securities representing ownership in a company. Preferred stocks are generally considered "senior securities" and preferred stockholders enjoy preference over common stockholders with regard to dividends and liquidations. For the prospect of a higher yield, preferred stockholders may forfeit or at least be limited in their voting rights. The preferred stocks included in the trust are traded on the major stock exchanges.




    Trust Preferred Securities. As of the Initial Date of Deposit, approximately 96.43% of the trust consists of trust preferred securities. Trust preferred securities are limited-life preferred securities typically issued by corporations, generally in the form of interest-bearing notes or preferred securities, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. Dividend payments of the trust preferred securities generally coincide with interest payments on the underlying obligations. Unlike preferred stocks, distributions for trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes and therefore, are not eligible for the dividends-received deduction. Trust preferred securities and the underlying subordinated debentures typically rank senior to the company's common and preferred stock and junior to the company's senior debt, subordinated debt and other indebtedness.

    Certain trust preferred securities have maturity dates. The maturities of the trust preferred securities included in the trust range from 23 to 95 years.


                               How the Trust Works

    Your Trust. Your trust is a unit investment trust registered under the Investment Company Act of 1940 and the Securities Act of 1933. We created the trust under a trust agreement between Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee). To create your trust, we deposited contracts to purchase stocks with the trustee along with an irrevocable letter of credit or other consideration to pay for the stocks. In exchange, the trustee delivered units of your trust to us. Each unit represents an undivided interest in the assets of your trust. These units remain outstanding until redeemed or until your trust terminates.

    Changing Your Portfolio. Your trust is not a managed fund. Unlike a managed fund, we designed your portfolio to remain relatively fixed after its inception. Your trust will generally buy and sell stocks:

    o  to pay expenses,

    o  to issue additional units or redeem units,

    o  in limited circumstances to protect the trust,

    o to make required distributions or avoid imposition of taxes on the trust, or




                                                Understanding Your Investment 14

    o  as permitted by the trust agreement.

    Your trust will generally reject any offer for securities or property other than cash in exchange for the stocks in its portfolio. However, if a public tender offer has been made for a stock or a merger or acquisition has been announced affecting a stock, your trust may either sell the stock or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. If your trust receives securities or property other than cash, it may either hold the securities or property in its portfolio or sell the securities or property and distribute the proceeds. For example, this could happen in a merger or similar transaction.

    We will increase the size of your trust as we sell units. When we create additional units, we will seek to replicate the existing portfolio. When your trust buys stocks, it will pay brokerage or other acquisition fees. You could experience a dilution of your investment because of these fees and fluctuations in stock prices between the time we create units and the time your trust buys the stocks. When your trust buys or sells stocks, we may direct that it place orders with and pay brokerage commissions to brokers that sell units or are affiliated with your trust. We may consider whether a firm sells units of our trusts when we select firms to handle these transactions.

    Amending the Trust Agreement. Claymore and the trustee can change the trust agreement without your consent to correct any provision that may be defective or to make other provisions that will not adversely affect your interest (as determined by Claymore and the trustee). We cannot change this agreement to reduce your interest in your trust without your consent. Investors owning two-thirds of the units in your trust may vote to change this agreement.

    Termination of Your Trust. Your trust will terminate no later than the termination date listed in the "Investment Summary" section of this prospectus. The trustee may terminate your trust early if the value of the trust is less than 20% of the original value of the stocks in the trust at the time of deposit. At this size, the expenses of your trust may create an undue burden on your investment. Investors owning two-thirds of the units in your trust may also vote to terminate the trust early. We may also terminate your trust in other limited circumstances.

    The trustee will notify you of any termination and sell any remaining stocks. The trustee will send your final distribution to you within a reasonable time following liquidation of all the stocks after deducting final expenses. Your termination distribution may be less than the price you originally paid for your units. You may be able to request an in kind distribution of the stocks underlying your units at termination. Please refer to the section entitled "How to Sell Your Units-Redeeming Units" for information on in kind distributions.

    Claymore. We are an investment banking firm created in 1995. In November 2001, we changed our name from Ranson & Associates, Inc. to Claymore Securities, Inc. During our history we have been active in public and corporate finance and have distributed bonds, mutual funds and unit trusts in the primary and secondary markets. We are a registered broker-dealer and member of the National Association of Securities Dealers, Inc. If we fail to or cannot perform our duties as sponsor or become bankrupt, the trustee may replace us, continue to operate your trust without a sponsor, or terminate your trust. You can contact us at our headquarters at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241 or by using the contacts listed on the back cover of this prospectus.

    Claymore and your trust have adopted a code of ethics requiring Claymore's employees who have access to information on trust transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your trust.



                                                Understanding Your Investment 15

    The Trustee. The Bank of New York is the trustee of your trust. It is a trust company organized under New York law. You can contact the trustee by calling the telephone number on the back cover of this prospectus or write to Unit Investment Trust Division, 101 Barclay Street, 20th Fl., New York, New York 10286. We may remove and replace the trustee in some cases without your consent. The trustee may also resign by notifying Claymore and investors.

    How We Distribute Units. We sell units to the public through broker-dealers and other firms. We pay part of the sales fee to these distribution firms when they sell units. The distribution fee during the initial offering period is as follows:

If a firm distributes:   It will earn:
-----------------------  ------------
Less than  $50,000            3.60%
$50,000 -  $99,999            3.35%
$100,000 - $249,999           3.10%
$250,000 - $499,999           2.60%
$500,000 - $999,999           1.60%
$1,000,000 or more            1.00%

    We apply these amounts as a percent of the unit price per transaction at the time of the transaction. We also apply the different distribution levels on a unit basis using a $10 unit equivalent. For example, if a firm distributes between 10,000 and 24,999 units, it earns 1.75% of the unit price.

    We generally register units for sale in various states in the U.S. We do not register units for sale in any foreign country. It is your financial professional's responsibility to make sure that units are registered or exempt from registration if you are a foreign investor or if you want to buy units in another country. This prospectus does not constitute an offer of units in any state or country where units cannot be offered or sold lawfully. We may reject any order for units in whole or in part.


    We may gain or lose money when we hold units in the primary or secondary market due to fluctuations in unit prices. The gain or loss is equal to the difference between the price we pay for units and the price at which we sell or redeem them. We may also gain or lose money when we deposit securities to create units. For example, we lost $275 on the initial deposit of stocks into the trust.


                                      Taxes

    This section summarizes some of the main U.S. federal income tax consequences of owning units of your trust. These summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a non-U.S. person, a broker-dealer, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign taxes. As with any investment, you should consult your own tax professional about your particular consequences.

    Trust Status. Your trust will not be taxed as a corporation for federal income tax purposes. As a unit owner, you will be treated as the owner of a pro rata portion of the stocks and other assets held by the trust, and as such you will be considered to have received a pro rata share of income (e.g., dividends and capital gains, if any) from each stock when such income would be considered to be received by you if you directly owned your trust's assets. This is true even if you elect to have your distributions automatically reinvested into additional units. In general, dividends of the trust will be taxed as ordinary income, whether received in cash or reinvested in additional units.

    Your Tax Basis and Income or Loss Upon. Disposition. If your trust disposes of stocks, you will generally recognize gain or loss. If you dispose of your units or redeem your units for cash, you will also generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your tax basis in the related stocks from your share of the total amount received in the transaction. You can generally determine your initial tax basis in each stock or other trust asset by apportioning the cost of your units, generally including sales fees, among each stock or other trust asset ratably



                                                Understanding Your Investment 16
according to their value on the date you purchase your units.

    If you are an individual and have held your units (and the trust has held the stock) for more than 12 months, you may be entitled to a 20% maximum federal income tax rate on gains, if any, from the sale of your units, rather than the regular maximum federal income tax rate of 39.1%. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The tax laws may, however, treat certain capital gains as ordinary income in special situations.

    Exchanges and Rollovers. If you elect to reinvest the proceeds from your trust in a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss you incur in connection with the exchange of units of your trust for units of a future trust will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical stocks under the wash sale provisions of the Internal Revenue Code.

    In Kind Distributions. Under certain circumstances, as described in this prospectus, you may request a distribution of stocks from your trust when you redeem your units or at the trust's termination. By electing to receive an in kind distribution, you will receive whole shares of stock plus, possibly, cash. You will not recognize gain or loss if you only receive stocks in exchange for your pro rata portion of the stocks held by your trust. However, if you also receive cash in exchange for a fractional share of a stock held by your trust, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in the fractional share of the stock.

    Limitations on the Deductibility of Trust Expenses. Generally, for federal income tax purposes you must take into account your full pro rata share of your trust's income, even if some of that income is used to pay trust expenses. You may deduct your pro rata share of each expense paid by your trust to the same extent as if you directly paid the expense. You may, however, be required to treat some or all of the expenses of your trust as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

    Foreign Taxes. Distributions by your trust may be subject to U.S. income taxation and withholding in the case of units held by foreign investors, subject to any applicable treaty.

    Some distributions by your trust may be subject to foreign withholding taxes. Any dividends withheld will nevertheless be treated as income to you. However, because you are deemed to have paid directly your share of foreign taxes that have been paid or accrued by a trust, you may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.

                                    Expenses

    Your trust will pay various expenses to conduct its operations. The "Investment Summary" section of this prospectus shows the estimated amount of these expenses.

    Your trust will pay a fee to the trustee for its services. The trustee also benefits when it holds cash for your trust in non-interest bearing accounts. Your trust will reimburse us as supervisor and evaluator for providing portfolio supervisory services and for evaluating your portfolio. Our reimbursements may exceed the costs of the services we provide to your trust but will not exceed the costs of services provided to all Claymore unit investment trusts in any calendar year. All of these fees may adjust for inflation without your approval.

    Your trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and



                                                Understanding Your Investment 17
development fee" of $.045 per unit from the assets of the trust as of the close of the initial public offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    Your trust will also pay its general operating expenses. Your trust may pay expenses such as trustee expenses (including legal and auditing expenses), various governmental charges, fees for extraordinary trustee services, costs of taking action to protect your trust, costs of indemnifying the trustee and Claymore, legal fees and expenses, expenses incurred in contacting you and costs incurred to reimburse the trustee for advancing funds to meet distributions. Your trust may pay the costs of updating its registration statement each year. The trustee may sell stocks to pay any trust expenses.

                                     Experts

    Legal Matters. Paul, Hastings, Janofsky & Walker LLP, 399 Park Avenue, New York, New York 10022, acts as counsel for Claymore and has given an opinion that the units are validly issued.


    Independent Auditors. The statement of financial condition including the trust portfolio, audited by Ernst & Young LLP, independent auditors, have been included in reliance on their report, given on their authority as experts in accounting and auditing.








                                                Understanding Your Investment 18

                         Report of Independent Auditors

Unitholders
Claymore Securities Defined Portfolios, Series 117


We have audited the accompanying statement of financial condition, including the trust portfolio set forth on pages 5 and 6 of this prospectus, of Claymore Securities Defined Portfolios, Series 117, as of January 24, 2002, the Initial Date of Deposit. The financial statement is the responsibility of the Trust's sponsor. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. Our procedures included confirmation with The Bank of New York, Trustee, of cash deposited for the purchases of securities, as shown in the financial statement as of January 24, 2002. An audit also includes assessing the accounting principles used and significant estimates made by the sponsor, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Claymore Securities Defined Portfolios, Series 117 as of January 24, 2002, in conformity with accounting principles generally accepted in the United States.


                                                             ERNST & YOUNG LLP


Kansas City, Missouri
January 24, 2002




                                                Understanding Your Investment 19

Claymore Securities Defined Portfolios, Series 117


Statement of Financial Condition
as of the Initial Date of Deposit, January 24, 2002


  Investment in stocks
  Sponsor's contracts to purchase underlying stocks backed by cash deposited (1) (2)........................ $   101,208
                                                                                                              ==========

  Liabilities and interest of investors
  Liabilities
     Organization costs (3)................................................................................. $       307
     Deferred sales fee (4).................................................................................       3,578
                                                                                                              ----------
                                                                                                                   3,885
                                                                                                              ----------

  Interest of investors
     Cost to investors (5)..................................................................................     102,230
     Less: gross underwriting commission and organization costs (3)(4)(5) ..................................       4,907
                                                                                                              ----------
     Net interest of investors..............................................................................      97,323
                                                                                                              ----------

  Total..................................................................................................... $   101,208
                                                                                                              ==========

  Number of units...........................................................................................      10,233
                                                                                                              ==========

  Net Asset Value per Unit.................................................................................. $      9.52
                                                                                                              ==========

--------------------------

(1) Aggregate cost of the securities is based on the closing sale price evaluations as determined by the trustee.
(2) Cash has been deposited with The Bank of New York, Trustee, covering the funds (aggregating $101,483) necessary for the purchase of the securities in the trust represented by purchase contracts.
(3) A portion of the public offering price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing the trust. These costs have been estimated at $3.00 per 100 units for the trust. A distribution will be made as of the close of the initial offering period or six months after the initial date of deposit (if earlier) to an account maintained by the trustee from which this obligation of the investors will be satisfied. To the extent that actual organization costs are greater than the estimated amount, only the estimated organization costs added to the public offering price will be deducted from the assets of the trust.
(4) The total transactional sales fee consists of an initial sales fee and a deferred sales fee. The initial sales fee is equal to the difference between the total transactional sales fee and the deferred sales fee. The total transactional sales fee is 4.50% (equivalent to 4.712% of the net amount invested). The deferred sales fee is equal to $0.35 per unit.
(5) The aggregate cost to investors includes the applicable transactional sales fee assuming no reduction of transactional sales fees for quantity purchases.




                                                Understanding Your Investment 20

               CLAYMORE SECURITIES DEFINED PORTFOLIOS, SERIES 117
                    PREFERRED SECURITIES PORTFOLIO, SERIES 1

                             Information Supplement

    This Information Supplement provides additional information concerning each trust described in the prospectus for the Claymore Securities Defined Portfolios series identified above. Note that this Information Supplement may not be distributed unless accompanied by the Prospectus. This Information Supplement is dated as of the date of the prospectus.

                                    Contents


             General Information................................     2
             Investment Objective and Policies..................     2
             Risk Factors.......................................     3
             Administration of the Trust........................     9
             Portfolio Transactions and Brokerage Allocation....    15
             Purchase, Redemption and Pricing of Units..........    15
             Taxes..............................................    19
             Performance Information............................    23
             Ratings Definitions................................    23

General Information

    Each trust is one of a series of separate unit investment trusts created under the name Claymore Securities Defined Portfolios and registered under the Investment Company Act of 1940 and the Securities Act of 1933. Each trust was created as a common law trust on the inception date described in the prospectus under the laws of the state of New York. Each trust was created under a trust agreement among Claymore Securities, Inc. (as sponsor, evaluator and supervisor) and The Bank of New York (as trustee).

    When your trust was created, the sponsor delivered to the trustee securities or contracts for the purchase thereof for deposit in the trust and the trustee delivered to the sponsor documentation evidencing the ownership of units of the trust. After your trust is created, the sponsor may deposit additional securities in the trust, contracts to purchase additional securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted securities or cash (including a letter of credit) with instructions to purchase additional securities. Such additional deposits will be in amounts which will seek to maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each security in the trust established by the initial deposit of securities and, thereafter, the same percentage relationship that existed on such 90th day. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because the trust will pay the associated brokerage fees.

    A trust consists of (a) the securities listed under "The Portfolio" in the prospectus as may continue to be held from time to time in the trust, (b) any additional securities acquired and held by the trust pursuant to the provisions of the trust agreement and (c) any cash held in the accounts of the trust. Neither the sponsor nor the trustee shall be liable in any way for any failure in any of the securities. However, should any contract for the purchase of any of the securities initially deposited in a trust fail, the sponsor will, unless substantially all of the moneys held in the trust to cover such purchase are reinvested in substitute securities in accordance with the trust agreement, refund the cash and sales charge attributable to such failed contract to all unitholders on the next distribution date.

Investment Objective and Policies


    The trust consists of a diversified portfolio of preferred stocks and/or trust preferred securities. The trust includes domestic and foreign securities of various issuers including energy producers, financial services providers, utilities, and real estate investment trusts ("REITS").


    The trust is a unit investment trust and is not an "actively managed" fund. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analysis. The portfolio of a trust, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from a portfolio.

    The trust agreement provides that the sponsor may (but need not) direct the trustee to dispose of a security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a security has declined to such an extent or other such credit factors exist so that in the opinion of the sponsor the retention of such securities would be detrimental to the trust. If a public tender offer has been made for a security or a merger or acquisition has been announced affecting a security, the trustee may either sell the security or accept a tender offer for cash if the supervisor determines that the sale or tender is in the best interest of unitholders. The trustee will distribute any cash proceeds to unitholders. Pursuant to the trust agreement and with limited exceptions, the trustee may sell any securities or other properties acquired in exchange for securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property other than cash, the trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by the trust, they may be accepted for deposit in a trust and either sold by the trustee or held in a trust pursuant to the direction of the sponsor. Proceeds from the sale of securities (or any securities or other property received by the trust in exchange for securities) are credited to the Capital Account for distribution to unitholders or to meet redemptions. Except as stated in the trust agreement, herein, or in the prospectus, the acquisition by the trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities, designated by the sponsor, from the trust for the purpose of redeeming units of a trust tendered for redemption and the payment of expenses and for such other purposes as permitted under the trust agreement.

    Notwithstanding the foregoing, the trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    Proceeds from the sale of securities (or any securities or other property received by a trust in exchange for securities) are credited to the Capital Account of a trust for distribution to unitholders or to meet redemptions. Except for failed securities and as provided herein, in the prospectus or in the trust agreement, the acquisition by a trust of any securities other than the portfolio securities is prohibited. The trustee may sell securities from a trust for the purpose of redeeming units tendered for redemption and the payment of expenses.

Risk Factors

    Foreign Securities Risk. Certain of the securities in one or more of the trusts may be of foreign issuers, and therefore, an investment in such a trust involves some investment risks that are different in some respects from an investment in a trust that invests entirely in securities of domestic issuers. Those investment risks include future political and governmental restrictions which might adversely affect the payment or receipt of payment of dividends on the relevant securities, currency exchange rate fluctuations, exchange control policies, and the limited liquidity and small market capitalization of such foreign countries' securities markets. In addition, for foreign issuers that are not subject to the reporting requirements of the Securities Exchange Act of 1934, there may be less publicly available information than is available from a domestic issuer. Also, foreign issuers are not necessarily subject to uniform accounting, auditing and financial reporting standards, practices and requirements comparable to those applicable to domestic issuers. However, due to the nature of the issuers of the securities included in the trust, the sponsor believes that adequate information will be available to allow the sponsor to provide portfolio surveillance.

    Certain of the securities in one or more of the Trusts may be in ADR or GDR form. ADRs, American Depositary Receipts and GDRs, Global Depositary Receipts, represent common stock deposited with a custodian in a depositary. American Depositary Receipts and Global Depositary Receipts (collectively, the "Depositary Receipts") are issued by a bank or trust company to evidence ownership of underlying securities issued by a foreign corporation. These instruments may not necessarily be denominated in the same currency as the securities into which they may be converted. For purposes of the discussion herein, the terms ADR and GDR generally include American Depositary Shares and Global Depositary Shares, respectively.

    Depositary Receipts may be sponsored or unsponsored. In an unsponsored facility, the depositary initiates and arranges the facility at the request of market makers and acts as agent for the Depositary Receipts holder, while the company itself is not involved in the transaction. In a sponsored facility, the issuing company initiates the facility and agrees to pay certain administrative and shareholder-related expenses. Sponsored facilities use a single depositary and entail a contractual relationship between the issuer, the shareholder and the depositary; unsponsored facilities involve several depositaries with no contractual relationship to the company. The depositary bank that issues Depositary Receipts generally charges a fee, based on the price of the Depositary Receipts, upon issuance and cancellation of the Depositary Receipts. This fee would be in addition to the brokerage commissions paid upon the acquisition or surrender of the security. In addition, the depositary bank incurs expenses in connection with the conversion of dividends or other cash distributions paid in local currency into U.S. dollars and such expenses are deducted from the amount of the dividend or distribution paid to holders, resulting in a lower payout per underlying shares represented by the Depositary Receipts than would be the case if the underlying share were held directly. Certain tax considerations, including tax rate differentials and withholding requirements, arising from the application of the tax laws of one nation to nationals of another and from certain practices in the Depositary Receipts market may also exist with respect to certain Depositary Receipts. In varying degrees, any or all of these factors may affect the value of the Depositary Receipts compared with the value of the underlying shares in the local market. In addition, the rights of holders of Depositary Receipts may be different than those of holders of the underlying shares, and the market for Depositary Receipts may be less liquid than that for the underlying shares. Depositary Receipts are registered securities pursuant to the Securities Act of 1933 and may be subject to the reporting requirements of the Securities Exchange Act of 1934.

    For the securities that are Depositary Receipts, currency fluctuations will affect the United States dollar equivalent of the local currency price of the underlying domestic share and, as a result, are likely to affect the value of the Depositary Receipts and consequently the value of the securities. The foreign issuers of securities that are Depositary Receipts may pay dividends in foreign currencies which must be converted into dollars. Most foreign currencies have fluctuated widely in value against the United States dollar for many reasons, including supply and demand of the respective currency, the soundness of the world economy and the strength of the respective economy as compared to the economies of the United States and other countries. Therefore, for any securities of issuers (whether or not they are in Depositary Receipt form) whose earnings are stated in foreign currencies, or which pay dividends in foreign currencies or which are traded in foreign currencies, there is a risk that their United States dollar value will vary with fluctuations in the United States dollar foreign exchange rates for the relevant currencies.

    On January 1, 1999, Austria, Belgium, Finland, France, Germany, Ireland, Italy, Luxembourg, the Netherlands, Portugal and Spain (eleven of the fifteen member countries of the European Union ("EU")) established fixed conversion rates between their existing sovereign currencies and the euro. On such date the euro became the official currency of these eleven countries. As of January 1, 1999, the participating countries no longer control their own monetary policies by directing independent interest rates for their currencies. Instead, the authority to direct monetary policy, including money supply and official interest rates for the euro, is exercised by the new European Central Bank. The conversion of the national currencies of the participating countries to the euro could negatively impact the market rate of the exchange between such currencies (or the newly created euro) and the U.S. dollar. In addition, European corporations, and other entities with significant markets or operations in Europe (whether or not in the participating countries), face strategic challenges as these entities adapt to a single transnational currency. The euro conversion may have a material impact on revenues, expenses or income from operations; increase competition due to the increased price transparency of EU markets; effect issuers' currency exchange rate risk and derivatives exposure; disrupt current contracts; cause issuers to increase spending on information technology updates required for the conversion; and result in potential adverse tax consequences. The sponsor is unable to predict what impact, if any, the euro conversion will have on any of the issuers of securities contained in a trust.

    Financial Services Risks. An investment in units of this trust should be made with an understanding of the problems and risks inherent in the financial services industry in general.

    Banks, thrifts and their holding companies are especially subject to the adverse effects of economic recession, volatile interest rates, portfolio concentrations in geographic markets and in commercial and residential real estate loans, and competition from new entrants in their fields of business. Banks and thrifts are highly dependent on net interest margin. Recently, bank profits have come under pressure as net interest margins have contracted, but volume gains have been strong in both commercial and consumer products. There is no certainty that such conditions will continue. Bank and thrift institutions had received significant consumer mortgage fee income as a result of activity in mortgage and refinance markets. As initial home purchasing and refinancing activity subsided, this income diminished. Economic conditions in the real estate markets, which have been weak in the past, can have a substantial effect upon banks and thrifts and their holding companies are subject to extensive federal regulation and, when such institutions are state-chartered, to state regulation as well. Such regulations impose strict capital requirements and limitations on the nature and extent of business activities that banks and thrifts may pursue. Furthermore, bank regulators have a wide range of discretion in connection with their supervisory and enforcement authority and may substantially restrict the permissible activities of a particular institution if deemed to pose significant risks to the soundness of such institution or the safety of the federal deposit insurance fund. Regulatory actions, such as increases in the minimum capital requirements applicable to banks and thrifts and increases in deposit insurance premiums required to be paid by banks and thrifts to the Federal Deposit Insurance Corporation ("FDIC"), can negatively impact earnings and the ability of a company to pay dividends. Neither federal insurance of deposits nor governmental regulations, however, insures the solvency or profitability of banks or their holding companies, or insures against any risk of investment in the securities issued by such institutions.

    The statutory requirements applicable to and regulatory supervision of banks, thrifts and their holding companies have undergone substantial change in recent years. The recently enacted Gramm-Leach-Bliley Act repealed most of the barriers set up by the 1933 Glass-Steagall Act which separated the banking, insurance and securities industries. Now banks, insurance companies and securities firms can merge to form one-stop financial conglomerates marketing a wide range of financial service products to investors. This legislation will likely result in increased merger activity and heightened competition among existing and new participants in the field. Starting in mid-1997, banks have been allowed to turn existing banks into branches. Consolidation is likely to continue. The Securities and Exchange Commission and the Financial Accounting Standards Board require the expanded use of market value accounting by banks and have imposed rules requiring market accounting for investment securities held in trading accounts or available for sale. Adoption of additional such rules may result in increased volatility in the reported health of the industry, and mandated regulatory intervention to correct such problems. Additional legislative and regulatory changes may be forthcoming. In addition, from time to time the deposit insurance system is reviewed by Congress and federal regulators, and proposed reforms of that system could, among other things, further restrict the ways in which deposited moneys can be used by banks or reduce the dollar amount or number of deposits insured for any depositor. Such reforms could reduce profitability as investment opportunities available to bank institutions become more limited and as consumers look for savings vehicles other than bank deposits. Banks and thrifts face significant competition from other financial institutions such as mutual funds, credit unions, mortgage banking companies and insurance companies, and increased competition may result from legislative broadening of regional and national interstate banking powers as has been recently enacted. Among other benefits, the legislation allows banks and bank holding companies to acquire across previously prohibited state lines and to consolidate their various bank subsidiaries into one unit. The sponsor makes no prediction as to what, if any, manner of bank and thrift regulatory actions might ultimately be adopted or what ultimate effect such actions might have on the trust's portfolio.

    Companies involved in the insurance industry are engaged in underwriting, reinsuring, selling, distributing or placing of property and casualty, life or health insurance. Other growth areas within the insurance industry include brokerage, reciprocals, claims processors and multiline insurance companies. Insurance company profits are affected by interest rate levels, general economic conditions, and price and marketing competition. Property and casualty insurance profits may also be affected by weather catastrophes and other disasters. Life and health insurance profits may be affected by mortality and morbidity rates.
Individual companies may be exposed to material risks including reserve inadequacy and the inability to collect from reinsurance carriers. Insurance companies are subject to extensive governmental regulation, including the imposition of maximum rate levels, which may not be adequate for some lines of business.
Proposed or potential tax law changes may also adversely affect insurance companies' policy sales, tax obligations, and profitability. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

    In addition to the normal risks of business, companies involved in the insurance industry are subject to significant risk factors, including those applicable to regulated insurance companies, such as: (i) the inherent uncertainty in the process of establishing property-liability loss reserves, particularly reserves for the cost of environmental, asbestos and mass tort claims, and the fact that ultimate losses could materially exceed established loss reserves which could have a material adverse effect on results of operations and financial condition; (ii) the fact that insurance companies have experienced, and can be expected in the future to experience, catastrophe losses which could have a material adverse impact on their financial condition, results of operations and cash flow; (iii) the inherent uncertainty in the process of establishing property-liability loss reserves due to changes in loss payment patterns caused by new claims settlement practices; (iv) the need for insurance companies and their subsidiaries to maintain appropriate levels of statutory capital and surplus, particularly in light of continuing scrutiny by rating organizations and state insurance regulatory authorities, and in order to maintain acceptable financial strength or claims-paying ability rating; (v) the extensive regulation and supervision to which insurance companies' subsidiaries are subject, various regulatory initiatives that may affect insurance companies, and regulatory and other legal actions; (vi) the adverse impact that increases in interest rates could have on the value of an insurance company's investment portfolio and on the attractiveness of certain of its products; (vii) the need to adjust the effective duration of the assets and liabilities of life insurance operations in order to meet the anticipated cash flow requirements of its policyholder obligations; and (vii) the uncertainty involved in estimating the availability of reinsurance and the collectibility of reinsurance recoverables.

    The state insurance regulatory framework has, during recent years, come under increased federal scrutiny, and certain state legislatures have considered or enacted laws that alter and, in many cases, increase state authority to regulate insurance companies and insurance holding company systems. Further, the National Association of Insurance Commissioners ("NAIC") and state insurance regulators are re-examining existing laws and regulations, specifically focusing on insurance companies, interpretations of existing laws and the development of new laws. In addition, Congress and certain federal agencies have investigated the condition of the insurance industry in the United States to determine whether to promulgate additional federal regulations. The sponsor is unable to predict whether any state or federal legislation will be enacted to change the nature or scope of regulation of the insurance industry, or what effect, if any, such legislation would have on the industry.

    All insurance companies are subject to state laws and regulations that require diversification of their investment portfolios and limit the amount of investments in certain investment categories. Failure to comply with these laws and regulations could cause non-conforming investments to be treated as non-admitted assets for purposes of measuring statutory surplus and, in some instances, would require divestiture.

    Environmental pollution clean-up is the subject of both federal and state regulation. By some estimates, there are thousands of potential waste sites subject to clean up. The insurance industry is involved in extensive litigation regarding coverage issues. The Comprehensive Environmental Response Compensation and Liability Act of 1980 ("Superfund") and comparable state statutes ("mini-Superfund") govern the clean-up and restoration by "Potentially Responsible Parties" ("PRP's"). Superfund and the mini-Superfunds
("Environmental Clean-up Laws" or "ECLs") establish a mechanism to pay for clean-up of waste sites if PRPs fail to do so, and to assign liability to PRPs. The extent of liability to be allocated to a PRP is dependent on a variety of factors. The extent of clean-up necessary and the assignment of liability has not been established. The insurance industry is disputing many such claims. Key coverage issues include whether Superfund response costs are considered damages under the policies, when and how coverage is triggered, applicability of pollution exclusions, the potential for joint and several liability and definition of an occurrence. Similar coverage issues exist for clean up and waste sites not covered under Superfund. To date, courts have been inconsistent in their rulings on these issues. An insurer's exposure to liability with regard to its insureds which have been, or may be, named as PRPs is uncertain. Superfund reform proposals have been introduced in Congress, but none have been enacted. There can be no assurance that any Superfund reform legislation will be enacted or that any such legislation will provide for a fair, effective and cost-efficient system for settlement of Superfund related claims.

    While current federal income tax law permits the tax-deferred accumulation of earnings on the premiums paid by an annuity owner and holders of certain savings-oriented life insurance products, no assurance can be given that future tax law will continue to allow such tax deferrals. If such deferrals were not allowed, consumer demand for the affected products would be substantially reduced. In addition, proposals to lower the federal income tax rates through a form of flat tax or otherwise could have, if enacted, a negative impact on the demand for such products.

    Companies engaged in investment banking/brokerage and investment management include brokerage firms, broker/dealers, investment banks, finance companies and mutual fund companies. Earnings and share prices of companies in this industry are quite volatile, and often exceed the volatility levels of the market as a whole. Recently, ongoing consolidation in the industry and the strong stock market has benefited stocks which investors believe will benefit from greater investor and issuer activity. Major determinants of future earnings of these companies are the direction of the stock market, investor confidence, equity transaction volume, the level and direction of long-term and short-term interest rates, and the outlook for emerging markets. Negative trends in any of these earnings determinants could have a serious adverse effect on the financial stability, as well as on the stock prices, of these companies. Furthermore, there can be no assurance that the issuers of the equity securities included in the trust will be able to respond in a timely manner to compete in the rapidly developing marketplace. In addition to the foregoing, profit margins of these companies continue to shrink due to the commoditization of traditional businesses, new competitors, capital expenditures on new technology and the pressures to compete globally.

    Preferred  Stock  Risks.  An  investment  in units  should  be made  with an understanding of the risks which an investment in preferred stocks entails, including the risk that the financial condition of the issuers of the securities or the general condition of the preferred stock market may worsen, and the value of the preferred stocks and therefore the value of the units may decline. Preferred stocks may be susceptible to general stock market movements and to volatile increases and decreases of value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, market liquidity, and global or regional political, economic or banking crises. Preferred stocks are also vulnerable to congressional reductions in the dividends-received deduction which would adversely affect the after-tax return to the investors who can take advantage of the deduction. Such a reduction might adversely affect the value of preferred stocks in general. Holders of preferred stocks, as owners of the entity, have rights to receive payments from the issuers of those preferred stocks that are generally subordinate to those of creditors of, or holders of debt obligations or, in some cases, other senior preferred stocks of, such issuers. Preferred stocks do not represent an obligation of the issuer and, therefore, do not offer any assurance of income or provide the same degree of protection of capital as do debt securities. The issuance of additional debt securities or senior preferred stocks will create prior claims for payment of principal and interest and senior dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its preferred stock or the rights of holders of preferred stock with respect to assets of the issuer upon liquidation or bankruptcy. The value of preferred stocks is subject to market fluctuations for as long as the preferred stocks remain outstanding, and thus the value of the securities may be expected to fluctuate over the life of the trust to values higher or lower than those prevailing on the Initial Date of Deposit.

    Trust Preferred Securities Risks. Holders of trust preferred securities incur risks in addition to or slightly different than the typical risks of holding preferred stocks. Trust preferred securities are limited-life preferred securities that are typically issued by corporations, generally in the form of interest-bearing notes or preferred securities issued by corporations, or by an affiliated business trust of a corporation, generally in the form of beneficial interests in subordinated debentures issued by the corporation, or similarly structured securities. The maturity and dividend rate of the trust preferred securities are structured to match the maturity and coupon interest rate of the interest-bearing notes, preferred securities or subordinated debentures. Trust preferred securities usually mature on the stated maturity date of the interest-bearing notes, preferred securities or subordinated debentures and may be redeemed or liquidated prior to the stated maturity date of such instruments for any reason on or after their stated call date or upon the occurrence of certain circumstances at any time. Trust preferred securities generally have a yield advantage over traditional preferred stocks, but unlike preferred stocks, distributions on the trust preferred securities are generally treated as interest rather than dividends for federal income tax purposes. Unlike most preferred stocks, distributions received from trust preferred securities are generally not eligible for the dividends-received deduction. Certain of the risks unique to trust preferred securities include: (i) distributions on trust preferred securities will be made only if interest payments on the interest-bearing notes, preferred securities or subordinated debentures are made; (ii) a corporation issuing the interest-bearing notes, preferred securities or subordinated debentures may defer interest payments on these instruments for up to 20 consecutive quarters and if such election is made, distributions will not be made on the trust preferred securities during the deferral period; (iii) certain tax or regulatory events may trigger the redemption of the interest-bearing notes, preferred securities or subordinated debentures by the issuing corporation and result in prepayment of the trust preferred securities prior to their stated maturity date; (iv) future legislation may be proposed or enacted that may prohibit the corporation from deducting its interest payments on the interest-bearing notes, preferred securities or subordinated debentures for tax purposes, making redemption of these instruments likely; (v) a corporation may redeem the interest-bearing notes, preferred securities or subordinated debentures in whole at any time or in part from time to time on or after a stated call date; (vi) trust preferred securities holders have very limited voting rights; and (vii) payment of interest on the interest-bearing notes, preferred securities or subordinated debentures, and therefore distributions on the trust preferred securities, is dependent on the financial condition of the issuing corporation.

    Additional Deposits. The trust agreement authorizes the sponsor to increase the size of a trust and the number of units thereof by the deposit of additional securities, or cash (including a letter of credit) with instructions to purchase additional securities, in such trust and the issuance of a corresponding number of additional units. If the sponsor deposits cash, existing and new investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the securities between the time of the cash deposit and the purchase of the securities and because a trust will pay the associated brokerage fees. To minimize this effect, the trusts will attempt to purchase the securities as close to the evaluation time or as close to the evaluation prices as possible.


    Market Discounts or Premiums. Certain of the Securities may have been deposited at a market discount or premium principally because their dividend rates are lower or higher than prevailing rates on comparable securities. The current returns of market discount securities are lower than comparably rated securities selling at par because discount securities tend to increase in market value as they approach maturity. The current returns of market premium securities are higher than comparably rated securities selling at par because premium securities tend to decrease in market value as they approach maturity. Because part of the purchase price is returned through current income payments and not at maturity, an early redemption at par of a premium security will result in a reduction in yield to the trust. Market premium of discount attributable to dividend rate changes does not indicate market confidence or lack of confidence in the issue.


    Litigation and Legislation. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the securities in a trust or the issuers of the securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on the trust or will not impair the ability of issuers to achieve their business goals.

Administration of the Trust

    Distributions to Unitholders. Income received by a trust is credited by the trustee to the Income Account of the trust. Other receipts are credited to the Capital Account of a trust. Income received by a trust will be distributed on or shortly after the distribution dates each year shown in the prospectus on a pro rata basis to unitholders of record as of the preceding record date shown in the prospectus. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, excess amounts from the Capital Account of a trust, if any, will be distributed at least annually to the unitholders then of record. Proceeds received from the disposition of any of the securities after a record date and prior to the following distribution date will be held in the Capital Account and not distributed until the next distribution date applicable to the Capital Account. The trustee shall be required to make a distribution from the Capital Account if the cash balance on deposit therein available for distribution shall be sufficient to distribute at least $1.00 per 100 units. The trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable distribution date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

    The distribution to the unitholders as of each record date will be made on the following distribution date or shortly thereafter and shall consist of an amount substantially equal to such portion of the unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by a trust at a constant rate throughout the year, such distributions to unitholders are expected to fluctuate. Persons who purchase units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of units, and thereby a unitholder of record, on the date of settlement provided payment has been received. Notification to the trustee of the transfer of units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

    The trustee will periodically deduct from the Income Account of a trust and, to the extent funds are not sufficient therein, from the Capital Account of a trust amounts necessary to pay the expenses of a trust. The trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a trust. Amounts so withdrawn shall not be considered a part of a trust's assets until such time as the trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the trustee may withdraw from the Income and Capital Accounts of a trust such amounts as may be necessary to cover redemptions of units.

    Distribution Reinvestment. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional units of their trust without a sales fee.

    Your trust will pay any deferred sales fee per unit regardless of any sales fee discounts. However, if you are eligible to receive a discount such that the sales fee you must pay is less than the applicable deferred sales fee, you will be credited the difference between your sales fee and the deferred sales fee at the time you buy your units. Accordingly, if you elect to have distributions on your units reinvested into additional units of your trust, you will be credited the amount of any remaining deferred sales charge on such units at the time of reinvestment.

    Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the record date applicable to any distribution in order to be in effect for such record date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent.

    The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its Unit Investment Trust Division office.

    Statements to Unitholders. With each distribution, the trustee will furnish to each unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per unit.

    The accounts of a trust are required to be audited annually, at the related trust's expense, by independent public accountants designated by the sponsor, unless the sponsor determines that such an audit would not be in the best interest of the unitholders of the trust. The accountants' report will be furnished by the trustee to any unitholder upon written request. Within a reasonable period of time after the end of each calendar year, the trustee shall furnish to each person who at any time during the calendar year was a unitholder of a trust a statement, covering the calendar year, setting forth for the trust:

(A)    As to the Income Account:

       (1)    Income received;

       (2) Deductions for applicable taxes and for fees and expenses of the trust and for redemptions of units, if any; and

       (3) The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(B)    As to the Capital Account:

       (1) The dates of disposition of any securities and the net proceeds received therefrom;

       (2) Deductions for payment of applicable taxes and fees and expenses of the trust held for distribution to unitholders of record as of a date prior to the determination; and

       (3) The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each unit outstanding on the last business day of such calendar year; and

(C)    The following information:

       (1) A list of the securities as of the last business day of such calendar year;

       (2) The number of units outstanding on the last business day of such calendar year;

       (3) The redemption price based on the last evaluation made during such calendar year;

       (4) The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per unit outstanding on the record dates for each such distribution.

    Rights of Unitholders. A unitholder may at any time tender units to the trustee for redemption. The death or incapacity of any unitholder will not operate to terminate a trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a trust. No unitholder shall have the right to control the operation and management of a trust in any manner, except to vote with respect to the amendment of the trust agreement or termination of a trust.

    Amendment and Termination. The trust agreement may be amended by the trustee and the sponsor without the consent of any of the unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the unitholders. The trust agreement with respect to any trust may also be amended in any respect by the sponsor and the trustee, or any of the provisions thereof may be waived, with the consent of the holders of units representing 66 2/3% of the units then outstanding of the trust, provided that no such amendment or waiver will reduce the interest of any unitholder thereof without the consent of such unitholder or reduce the percentage of units required to consent to any such amendment or waiver without the consent of all unitholders of the trust. In no event shall the trust agreement be amended to increase the number of units of a trust issuable thereunder or to permit the acquisition of any securities in addition to or in substitution for those initially deposited in the trust, except in accordance with the provisions of the trust agreement. The trustee shall promptly notify unitholders of the substance of any such amendment.

    The trust agreement provides that a trust shall terminate upon the liquidation, redemption or other disposition of the last of the securities held in the trust but in no event is it to continue beyond the mandatory termination date set forth in the prospectus. If the value of a trust shall be less than the applicable minimum value stated in the prospectus (generally 20% of the total value of securities deposited in the trust during the initial offering period), the trustee may, in its discretion, and shall, when so directed by the sponsor, terminate the trust. A trust may be terminated at any time by the holders of units representing 66 2/3% of the units thereof then outstanding. In addition, the sponsor may terminate a trust if it is based on a security index and the index is no longer maintained.

    Beginning nine business days prior to, but no later than, the mandatory termination date described in the prospectus, the trustee may begin to sell all of the remaining underlying securities on behalf of unitholders in connection with the termination of the trust. The sponsor may assist the trustee in these sales and receive compensation to the extent permitted by applicable law. The sale proceeds will be net of any incidental expenses involved in the sales.

    The sponsor will attempt to sell the securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the securities, but it is expected that all of the securities will in any event be disposed of within a reasonable time after a trust's termination. The sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the securities being sold. The liquidity of any security depends on the daily trading volume of the security and the amount that the sponsor has available for sale on any particular day. Of course, no assurances can be given that the market value of the securities will not be adversely affected during the termination proceedings.

    Approximately thirty days prior to termination of a trust, the trustee will notify unitholders of the termination and provide a form allowing qualifying unitholders to elect an in kind distribution (a "Distribution In Kind"). A unitholder who owns the minimum number of units shown in the prospectus may request a Distribution in Kind from the trustee instead of cash. The trustee will make a Distribution in Kind through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The unitholder will be entitled to receive whole shares of each of the securities comprising the portfolio of a trust and cash from the Capital Account equal to the fractional shares to which the unitholder is entitled. The trustee may adjust the number of shares of any security included in a unitholder's Distribution in Kind to facilitate the distribution of whole shares. The sponsor may terminate the Distribution in Kind option at any time upon notice to the unitholders. Special federal income tax consequences will result if a unitholder requests a Distribution in Kind.

    Within a reasonable period after termination, the trustee will sell any securities remaining in a trust and, after paying all expenses and charges incurred by the trust, will distribute to unitholders thereof (upon surrender for cancellation of certificates for units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of the trust.

    The sponsor currently intends, but is not obligated, to offer for sale units of a subsequent series of a trust at approximately the time of the mandatory termination date. If the sponsor does offer such units for sale, unitholders may be given the opportunity to purchase such units at a public offering price which includes a reduced sales fee. There is, however, no assurance that units of any new series of a trust will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all unitholders.

    The Trustee. The trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its Unit Investment Trust Division offices at 101 Barclay Street, 20th Fl., New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

    The trustee, whose duties are ministerial in nature, has not participated in selecting the portfolio of any trust. In accordance with the trust agreement, the trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of units held by, every unitholder of a trust. Such books and records shall be open to inspection by any unitholder at all reasonable times during usual business hours. The trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The trustee shall keep a certified copy or duplicate original of the trust agreement on file in its office available for inspection at all reasonable times during usual business hours by any unitholder, together with a current list of the securities held in each trust. Pursuant to the trust agreement, the trustee may employ one or more agents for the purpose of custody and safeguarding of securities comprising a trust.

    Under the trust agreement, the trustee or any successor trustee may resign and be discharged of a trust created by the trust agreement by executing an instrument in writing and filing the same with the sponsor.

    The trustee or successor trustee must mail a copy of the notice of resignation to all unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring trustee may apply to a court of competent jurisdiction for the appointment of a successor. The sponsor may at any time remove the trustee, with or without cause, and appoint a successor trustee as provided in the trust agreement. Notice of such removal and appointment shall be mailed to each unitholder by the sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

    The Sponsor. Claymore Securities, Inc., the sponsor, is an investment banking firm created in 1995 and is the successor sponsor to unit investment trusts formerly sponsored by EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. Claymore Securities, Inc. is also the sponsor and successor sponsor of Series of Ranson Unit Investment Trusts and The Kansas Tax-Exempt Trust and Multi-State Series of The Ranson Municipal Trust. On October 29, 2001, Ranson & Associates, Inc. was acquired by Claymore Group LLC. The sale to Claymore Group LLC was financed by a loan from The Bank of New York, the Trustee. In November, 2001, the sponsor changed its name from Ranson & Associates, Inc. to Claymore Securities, Inc. Claymore Securities, Inc. has been active in public and corporate finance and has sold bonds and unit investment trusts and maintained secondary market activities relating thereto. At present, Claymore Securities, Inc., which is a member of the National Association of Securities Dealers, Inc., is the sponsor to each of the above-named unit investment trusts and serves as the financial advisor and as an underwriter for Kansas municipalities. The sponsor's offices are located at 250 North Rock Road, Suite 150, Wichita, Kansas 67206-2241.

    If at any time the sponsor shall fail to perform any of its duties under the trust agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the trustee may (a) appoint a successor sponsor at rates of compensation deemed by the trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the trust agreement and liquidate any trust as provided therein, or (c) continue to act as trustee without terminating the trust agreement.

    The foregoing financial information with regard to the sponsor relates to the sponsor only and not to the trust. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the sponsor and its ability to carry out its contractual obligations with respect to the trust. More comprehensive financial information can be obtained upon request from the sponsor.

    The Supervisor and Evaluator. Claymore Securities, the sponsor, also serves as evaluator and supervisor. The evaluator and supervisor may resign or be removed by the trustee in which event the trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the evaluator no successor has accepted appointment within thirty days after notice of resignation, the evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the trustee to each unitholder.

    Limitations on Liability. The sponsor is liable for the performance of its obligations arising from its responsibilities under the trust agreement, but will be under no liability to the unitholders for taking any action or refraining from any action in good faith pursuant to the trust agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any securities.

    The trust agreement provides that the trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of moneys, securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the trust agreement, nor shall the trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the trustee of any securities. In the event that the sponsor shall fail to act, the trustee may act and shall not be liable for any such action taken by it in good faith. The trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the securities or upon the interest thereof. In addition, the trust agreement contains other customary provisions limiting the liability of the trustee.

    The trustee and unitholders may rely on any evaluation furnished by the evaluator and shall have no responsibility for the accuracy thereof. The trust agreement provides that the determinations made by the evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the evaluator shall be under no liability to the trustee or unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement.

    Expenses of the Trust. The sponsor will not charge a trust any fees for services performed as sponsor. The sponsor will receive a portion of the sale commissions paid in connection with the purchase of units and will share in profits, if any, related to the deposit of securities in the trust.

    The trustee receives for its services that fee set forth in the prospectus. The trustee's fee which is calculated monthly is based on the largest number of units of a trust outstanding during the calendar year for which such compensation relates. The trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the trustee are retained by the trustee. Part of the trustee's compensation for its services to a trust is expected to result from the use of these funds.

    In its capacity as supervisor, the sponsor will charge a trust a surveillance fee for services performed for the trust in an amount not to exceed that amount set forth in the prospectus but in no event will such compensation, when combined with all compensation received from other unit investment trusts for which the sponsor both acts as sponsor and provides portfolio surveillance, exceed the aggregate cost to the sponsor for providing such services. Such fee shall be based on the total number of units of the related trust outstanding as of the January record date for any annual period.

    For evaluation of the securities in a trust, the evaluator shall receive that fee set forth in the prospectus, payable monthly, based upon the largest number of units of the trust outstanding during the calendar year for which such compensation relates.

    The trustee's fee, supervisor's fee and evaluator's fee are deducted from the Income Account of the related trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

    The trust will pay a fee to the sponsor for creating and developing the trust, including determining the trust objective, policies, composition and size, selecting service providers and information services, and for providing other similar administrative and ministerial functions. Your trust pays this "creation and development fee" as a fixed dollar amount at the close of the initial offering period. The sponsor does not use the fee to pay distribution expenses or as compensation for sales efforts.

    The following additional charges are or may be incurred by the trust: (a) fees for the trustee's extraordinary services; (b) expenses of the trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the trustee to protect the trust or the rights and interests of the unitholders; (e) indemnification of the trustee for any loss, liability or expense incurred by it in the administration of the trust not resulting from negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the trust agreement; (f) indemnification of the sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the trust agreement; (g) any offering costs incurred after the end of the initial offering period; and (h) expenditures incurred in contacting unitholders upon termination of the trust. The fees and expenses set forth herein are payable out of a trust and, when owing to the trustee, are secured by a lien on the trust. Since the securities are all stocks, and the income stream produced by dividend payments, if any, is unpredictable, the sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of a trust. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by the trust, the trustee has the power to sell securities to pay such amounts. These sales may result in capital gains or losses to unitholders. It is expected that the income stream produced by dividend payments may be insufficient to meet the expenses of a trust and, accordingly, it is expected that securities will be sold to pay all of the fees and expenses of the trust. A trust may pay the costs of updating its registration statement each year. Unit investment trust sponsors have historically paid these expenses.

Portfolio Transactions and Brokerage Allocation

    When a trust sells securities, the composition and diversity of the securities in the trust may be altered. In order to obtain the best price for a trust, it may be necessary for the supervisor to specify minimum amounts (such as 100 shares) in which blocks of securities are to be sold. In effecting purchases and sales of a trust's portfolio securities, the sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the trust, the sponsor or dealers participating in the offering of units. In addition, in selecting among firms to handle a particular transaction, the sponsor may take into account whether the firm has sold or is selling products which it sponsors.

Purchase, Redemption and Pricing of Units

    Public Offering Price. Units of a trust are offered at the public offering price (which is based on the aggregate underlying value of the securities in the trust and includes the initial sales fee plus a pro rata share of any accumulated amounts in the accounts of the trust). The initial sales fee is equal to the difference between the maximum transactional sales fee and the maximum deferred sales fee. The maximum transactional sales fee is 4.50% of the public offering price (equivalent to 4.712% of the net amount invested). This amount does not include the creation and development fee paid to the sponsor which is described under "Administration of the Trust - Expenses of the Trust." The deferred sales fee will be collected as described in the prospectus. The total amount of deferred sales fee payments will be $0.035 per unit. Units purchased subsequent to the initial deferred sales fee payment will be subject to the initial sales fee and the remaining deferred sales fee payments. Units sold or redeemed prior to such time as the entire applicable deferred sales fee has been collected will be assessed the remaining deferred sales fee at the time of such sale or redemption. During the initial offering period, a portion of the public offering price includes an amount of securities to pay for all or a portion of the costs incurred in establishing a trust. These costs include the cost of preparing the registration statement, the trust indenture and other closing documents, registering units with the Securities and Exchange Commission and states, the initial audit of the trust portfolio, legal fees and the initial fees and expenses of the trustee. These costs will be deducted from a trust as of the end of the initial offering period or after six months, if earlier.

    As indicated above, the initial public offering price of the units was established by dividing the aggregate underlying value of the securities by the number of units outstanding. Such price determination as of the opening of business on the date a trust was created was made on the basis of an evaluation of the securities in the trust prepared by the trustee. After the opening of business on this date, the evaluator will appraise or cause to be appraised daily the value of the underlying securities as of the close of the New York Stock Exchange on days the New York Stock Exchange is open and will adjust the public offering price of the units commensurate with such valuation. Such public offering price will be effective for all orders received at or prior to the close of trading on the New York Stock Exchange on each such day.

Orders received by the trustee, sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

    The value of the securities is determined on each business day by the evaluator based on the closing sale prices on a national securities exchange or The Nasdaq National Market or by taking into account the same factors referred to under "Computation of Redemption Price."

    Public Distribution of Units. During the initial offering period, units of a trust will be distributed to the public at the public offering price thereof. Upon the completion of the initial offering, units which remain unsold or which may be acquired in the secondary market may be offered at the public offering price determined in the manner provided above.

    The sponsor intends to qualify units of a trust for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Broker-dealers and others will be allowed a concession or agency commission in connection with the distribution of units during the initial offering period as set forth in the prospectus.

    Certain commercial banks may be making units of a trust available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amount of the broker-dealer concession or agency commission set forth in the prospectus. Banks may be prohibited from underwriting trust units; however, certain agency transactions may be permitted. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The sponsor reserves the right to change the concessions or agency commissions set forth in the prospectus from time to time. In addition to such concessions or agency commissions, the sponsor may, from time to time, pay or allow additional concessions or agency commissions, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of units of unit investment trusts underwritten by the sponsor. At various times the sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the sponsor, or participates in sales programs sponsored by the sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the sponsor in its discretion may from time to time pursuant to objective criteria established by the sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of units of a trust. Such payments are made by the sponsor out of its own assets, and not out of the assets of any trust. These programs will not change the price unitholders pay for their units or the amount that a trust will receive from the units sold. The difference between the discount and the sales charge will be retained by the sponsor.

    The sponsor reserves the right to reject, in whole or in part, any order for the purchase of units.

    Sponsor Profits. The sponsor will receive gross sales fees equal to the percentage of the public offering price of the units of a trust described in the prospectus. In addition, the sponsor may realize a profit (or sustain a loss) as of the date a trust is created resulting from the difference between the purchase prices of the securities to the sponsor and the cost of such securities to the trust. Thereafter, on subsequent deposits the sponsor may realize profits or sustain losses from such deposits. The sponsor may realize additional profits or losses during the initial offering period on unsold units as a result of changes in the daily market value of the securities in the trust.

    Market for Units. After the initial offering period, the sponsor may maintain a market for units of a trust offered hereby and continuously offer to purchase said units at prices, determined by the evaluator, based on the value of the underlying securities. While the sponsor may repurchase units from time to time, it does not currently intend to maintain an active secondary market for units. Unitholders who wish to dispose of their units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the redemption price and, if so, the amount thereof. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. The offering price of any units resold by the sponsor will be in accord with that described in the currently effective prospectus describing such units. Any profit or loss resulting from the resale of such units will belong to the sponsor. If the sponsor decides to maintain a secondary market, it may suspend or discontinue purchases of units of the trust if the supply of units exceeds demand, or for other business reasons.

    Redemption. A unitholder who does not dispose of units in the secondary market described above may cause units to be redeemed by the trustee by making a written request to the trustee at its Unit Investment Trust Division office in the city of New York and, in the case of units evidenced by a certificate, by tendering such certificate to the trustee properly endorsed or accompanied by a written instrument or instruments of transfer in form satisfactory to the trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be redeemed. If the amount of the redemption is $500 or less and the proceeds are payable to the unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the trustee. A certificate should only be sent by registered or certified  mail  for the  protection  of the  unitholder.  Since  tender  of the certificate  is  required  for  redemption  when  one  has  been  issued,  units represented by a certificate cannot be redeemed until the certificate representing such units has been received by the purchasers.

    Redemption shall be made by the trustee no later than the seventh day following the day on which a tender for redemption is received (the "Redemption Date") by payment of cash equivalent to the redemption price, determined as set forth below under "Computation of Redemption Price," as of the close of the New York Stock Exchange next following such tender, multiplied by the number of units being redeemed. Any units redeemed shall be canceled and any undivided fractional interest in the related trust extinguished. The price received upon redemption might be more or less than the amount paid by the unitholder depending on the value of the securities in the trust at the time of redemption. Unitholders who sell or redeem units prior to such time as the entire deferred sales fee on such units has been collected will be assessed the amount of the remaining deferred sales fee at the time of such sale or redemption. Certain broker-dealers may charge a transaction fee for processing redemption requests.

    Under regulations issued by the Internal Revenue Service, the trustee is required to withhold a specified percentage of the principal amount of a unit redemption if the trustee has not been furnished the redeeming unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the unitholder only when filing a tax return. Under normal circumstances the trustee obtains the unitholder's tax identification number from the selling broker. However, any time a unitholder elects to tender units for redemption, such unitholder should make sure that the trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the trustee has not been previously provided such number, one must be provided at the time redemption is requested. Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of a trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for a trust.

    Unitholders tendering units for redemption may request a Distribution In Kind from the trustee in lieu of cash redemption a unitholder may request a Distribution In Kind of an amount and value of securities per unit equal to the redemption price per unit as determined as of the evaluation time next following the tender, provided that the tendering unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the unitholder has elected to redeem at least thirty days prior to the termination of the trust. If the unitholder meets these requirements, a Distribution In Kind will be made by the trustee through the distribution of each of the securities of the trust in book entry form to the account of the unitholder's bank or broker-dealer at Depository Trust Company. The tendering unitholder shall be entitled to receive whole shares of each of the securities comprising the portfolio of the trust and cash from the Capital Account equal to the fractional shares to which the tendering unitholder is entitled. The trustee shall make any adjustments necessary to reflect differences between the redemption price of the units and the value of the securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering unitholder, the trustee may sell securities. The in kind redemption option may be terminated by the sponsor at any time.

    The trustee is empowered to sell securities in order to make funds available for the redemption of units. To the extent that securities are sold or redeemed in kind, the size of a trust will be, and the diversity of a trust may be, reduced but each remaining unit will continue to represent approximately the same proportional interest in each security. Sales may be required at a time when securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the unitholder depending on the value of the securities in the portfolio at the time of redemption.

    The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the trustee of securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying securities in accordance with the trust agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

    Computation of Redemption Price. The redemption price per unit (as well as the secondary market public offering price) will generally be determined on the basis of the last sale price of the securities in a trust. The redemption price per unit is the pro rata share of each unit in a trust determined on the basis of (i) the cash on hand in the trust or moneys in the process of being collected and (ii) the value of the securities in the trust less (a) amounts representing taxes or other governmental charges payable out of the trust, (b) any amount owing to the trustee for its advances and (c) the accrued expenses or remaining deferred sales fees of the trust. During the initial offering period, the redemption price and the secondary market repurchase price will also include estimated organizational and offering costs. The evaluator may determine the value of the securities in the trust in the following manner: if the security is listed on a national securities exchange or the Nasdaq Stock Market, the evaluation will generally be based on the last sale price on the exchange or Nasdaq (unless the evaluator deems the price inappropriate as a basis for evaluation). If the security is not so listed or, if so listed and the principal market for the security is other than on the exchange or Nasdaq, the evaluation will generally be made by the evaluator in good faith based on the last bid price on the over-the-counter market (unless the evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available,
(1) on the basis of the current bid price for comparable securities, (2) by the evaluator's appraising the value of the securities in good faith at the bid side of the market or (3) by any combination thereof.

    Retirement Plans. A trust may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans. Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The trust will lower the minimum investment requirement for IRA accounts. Fees and charges with respect to such plans may vary.

    The trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee per account, if not paid separately, will be assessed by the trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the trustee to act as custodian must complete a Claymore UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts cannot be issued.

    Ownership of Units. Ownership of units will not be evidenced by certificates unless a unitholder, the unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the trustee. Units are transferable by making a written request to the trustee and, in the case of units evidenced by a certificate, by presenting and surrendering such certificate to the trustee property endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the trustee and on any certificate representing the units to be transferred. Such signatures must be guaranteed as described above.

    Units may be purchased and certificates, if requested, will be issued in denominations of one unit or any multiple thereof, subject to the minimum investment requirement. Fractions of units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the trustee. The trustee may require a unitholder to pay a reasonable fee, to be determined in the sole discretion of the trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the trustee of satisfactory indemnity (generally amounting to 3% of the market value of the units), affidavit of loss, evidence of ownership and payment of expenses incurred.

Taxes

    The following is a general discussion of some of the main federal income tax consequences of the purchase, ownership and disposition of the units by U.S. citizens and residents and corporations organized in the United States. The summary is limited to investors who hold the units as "capital assets" (generally, property held for investment) within the meaning of the Internal Revenue Code of 1986 (the "Code"), and does not address the tax consequences of units held by dealers, financial institutions, insurance companies or anyone who holds units as part of a hedge or straddle. In addition, this section does not describe a unitholder's state, local or foreign taxes. As with any investment, a unitholder should consult its own tax professional about its particular tax consequences.

    The trust will hold one or more of the following: (i) stock in domestic and foreign corporations (the "Stocks"), (ii) various debt obligations (the "Debt Obligations") and (iii) equity interests in real estate investment trusts (the "REIT Shares"). All of the assets held by the trust constitute the "Trust Assets." For purposes of this federal tax discussion, it is assumed that the Stocks constitute equity, the Debt Obligations constitute debt the interest on which is included in gross income, and the REIT Shares constitute qualifying shares in real estate investment trusts for federal income tax purposes.

    In the opinion of Paul, Hastings, Janofsky & Walker LLP, special counsel for the sponsor, set forth below in paragraphs numbered 1-4, under existing law:

    1. The trust is not an association taxable as a corporation for federal income tax purposes, and income received by the trust will be treated as income of the unitholder in the manner set forth below.

    2. Each unitholder will be considered the owner of a pro rata portion of each Trust Asset in the trust under the grantor trust rules of Sections 671-679 of the Code. A taxable event will generally occur with respect to each unitholder when the trust disposes of a Trust Asset (whether by sale, exchange or redemption) or upon the sale, exchange or redemption of units by such unitholder. To determine the amount of gain or loss recognized by a unitholder upon a taxable event, the unitholder should subtract its tax basis in each Trust Asset represented by its units from the unitholder's share of the total amount received in the transfer. A unitholder should determine its tax basis for each Trust Asset represented by its units by allocating the total cost for its units, including the sales charge, among the Trust Assets in the trust in which it holds units (in proportion to the fair market values of those Trust Assets on the date the unitholder purchases its units).

    3. A unitholder will be considered to have received all of the income paid on its pro rata portion of each Trust Asset when such income is received by the trust even if the unitholder does not actually receive such distributions but rather reinvests its distributions pursuant to the Dividend Reinvestment Plan. An individual unitholder who itemizes deductions will be entitled to deduct its pro rata share of fees and expenses paid by the trust, but only to the extent that this amount together with the unitholder's other miscellaneous deductions exceeds 2% of its adjusted gross income. The deduction of fees and expenses is subject to limitations for individuals with incomes in excess of certain thresholds.

    4. Under the income tax laws of the State and City of New York, the trust is not an association taxable as a corporation and is not subject to the New York Franchise Tax on Business Corporations or the New York City General Corporation Tax. For a unitholder who is a New York resident, however, a pro rata portion of all or part of the income of the trust will be treated as income of the unitholder under the income tax laws of the State and City of New York.

    Capital gains realized by corporations are generally taxed at the same rates applicable to ordinary income. The maximum marginal federal tax rate for net capital gain for an individual is generally 20% (10% for certain taxpayers in the 10% and 15% tax brackets). The 20% rate is reduced to 18% and the 10% rate is reduced to 8% for long-term gains from most property acquired after December 31, 2000, with a holding period of more than five years.

    Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. A unitholder's gain, if any, upon the sale, exchange or redemption of units or the disposition of Trust Assets held by the trust will generally be considered a capital gain. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code, however, treats certain capital gains as ordinary income in special situations. Capital gain received from assets held for more than one year that is considered "unrecaptured Section 1250 gain" (which may be the case, for example, with some capital gains attributable to the REIT Shares) is taxed at a maximum stated tax rate of 25%. In the case of capital gains dividends, the determination of which portion of the capital gain dividend, if any, that may be treated as long term gain from property held for more than five years eligible for the 18% (or 8%) tax rate, or that may be subject to the 25% tax rate, will be made based on regulations prescribed by the United States Treasury. Tax rates may increase prior to the time when unitholders may realize gains from the sale, exchange or redemption of the units or Trust Assets.

    A unitholder's loss, if any, upon the sale or redemption of units or the disposition of securities held by the trust will generally be considered a capital loss and will be long-term if the unitholder has held its units (and the trust has held the securities) for more than one year (as discussed below, if certain requirements are met, a disposition of REIT shares at a loss held for six months or less will be a long-term capital loss). Capital losses are generally deductible to the extent of capital gains; in addition, up to $3,000 of capital losses ($1,500 for married individuals filing separately) recognized by non-corporate unitholders may be deducted against ordinary income.

    A unitholder's pro rata portion of dividends paid with respect to a Trust Asset, other than a capital gains dividend, held by the trust is taxable as ordinary income to the extent of the issuing corporation's current or accumulated earnings and profits. A unitholder's pro rata portion of dividends paid on such Trust Asset that exceed such current or accumulated earnings and profits will first reduce the unitholder's tax basis in such Trust Asset, and to the extent that such dividends exceed the unitholder's tax basis will generally be treated as capital gain.

    Some dividends on the REIT Shares may qualify as "capital gain dividends," which is taxable as long-term capital gains. If a unitholder holds a Unit six months or less or if the trust holds a REIT Share for six months or less, any loss incurred by the unitholder related to the disposition of such REIT Share will be treated as long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to be received) with respect to such REIT Share. Distributions of income or capital gains declared on REIT Shares in October, November or December will be deemed to have been paid to a unitholder on December 31 of the year they are declared, even when paid by the REIT during the following January.

    A corporate unitholder is generally entitled to a 70% dividends-received deduction with respect to its pro rata portion of dividends received by the trust from a domestic corporation or from a qualifying foreign corporation in the same manner as if such corporate unitholder directly owned the securities paying such dividends. However, a corporate unitholder should be aware that the Code imposes additional limitations on the eligibility of dividends for the 70% dividends-received deduction. Therefore, a corporation that owns units generally will not be entitled to the dividends received deduction with respect to many dividends received by the trust, because the dividends received deduction is not available for dividends from most foreign corporations or from REITs, or for dividends with respect to trust preferred securities that are treated as debt for federal income tax purposes.

    Some Debt Obligations may have been sold with original issue discount. This generally means that the Debt Obligations were originally issued at a price below their face (or par) value. Original issue discount accrues on a daily basis and generally is treated as interest income for federal income tax purposes. A unitholder's basis of each Debt Obligation which was issued with original issue discount must be increased as original issue discount accrues.

    Some of the Debt Obligations may give the issuers a right to defer payments on the Debt Obligations. Such Debt Obligations are subject to special treatment under the original issue discount rules. Among other things, this treatment may result in a unitholder being required to recognize income for federal income tax purposes in a particular year with respect to a Debt Obligation even though the actual cash payments on the Debt Obligation have been deferred to a later year.

    Some Debt Obligations may have been purchased by a unitholder or the trust at a market discount. Market discount is generally the excess of the stated redemption price at maturity for the Debt Obligation over the purchase price of the Debt Obligation. Market discount can arise based on the price the trust pays for a Debt Obligation or on the price a unitholder pays for its units. Market discount is taxed as ordinary income. A unitholder will recognize this income when the trust receives principal payments on the Debt Obligation, when the Debt Obligation is disposed of or redeemed, or when a unitholder sells or redeems its Units. Alternatively, a unitholder may elect to include market discount in taxable income as it accrues.

Whether or not a unitholder makes this election will affect how a unitholder calculates its basis and the timing of certain interest expense deductions.

    Alternatively, some Debt Obligations may have been purchased by a unitholder or the trust at a premium. Generally, if the tax basis of a unitholder's pro rata portion of any Debt Obligation, generally including sales charges, exceeds the amount payable at maturity, such excess is considered premium. A unitholder may elect to amortize premium. If a unitholder makes this election, a unitholder may reduce its interest income received on the Debt Obligation by the amount of the premium that is amortized and a unitholder's tax basis will be reduced.

    If the price of a unitholder's units includes accrued interest on a Debt Obligation, a unitholder must include the accrued interest in its tax basis in that Debt Obligation. When the trust receives this accrued interest, a unitholder must treat it as a return of capital and reduce its tax basis in the Debt Obligation.

    This discussion provides only the general rules with respect to the tax treatment of original issue discount, market discount and premium. The rules, however, are complex and special rules apply in certain circumstances. For example, the accrual of market discount or premium may differ from the discussion set forth above in the case of Debt Obligations that were issued with original issue discount.

    A pro rata distribution of Trust Assets by the trustee to a unitholder (or to its agent) upon redemption of units will not be a taxable event to the unitholder or to other unitholders. The redeeming or exchanging unitholder's basis for such Trust Assets will be equal to its basis for the same Trust Assets (previously represented by its units) prior to such redemption or exchange, and its holding period for such Trust Assets will include the period during which it held its units. However, a unitholder will have a taxable gain or loss, which generally will be a capital gain or loss (except in the case of a dealer), when the unitholder (or its agent) sells the Trust Assets so received in redemption, when a redeeming or exchanging unitholder receives cash in lieu of fractional shares, when the unitholder sells its units or when the trustee sells the Trust Assets from the trust.

    If a unitholder elects to have its proceeds from the trust rolled over into the next series of the trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and any loss will be treated as a capital loss. However, any loss a unitholder incurred in connection with the exchange of your units of the trust for units of the next series will generally be disallowed with respect to this deemed sale and subsequent deemed repurchase, to the extent the two trusts have substantially identical Trust Assets under the wash sale provisions of the Internal Revenue Code.

    The foregoing discussion relates only to the tax treatment of U.S. unitholders with regard to federal and certain aspects of New York State and City income taxes. Foreign unitholders (including nonresident alien individuals, foreign corporations, foreign partnerships and other foreign persons) not engaged in a U.S. trade or business generally will be subject to a 30% withholding tax (or lower applicable treaty rate) on the portion of any distribution that does not constitute a capital gain distribution. In general, under the Foreign Investors in Real Property Tax Act of 1980 ("FIRPTA"), with respect to REIT Shares held by the Trust, Foreign unitholders will be subject to 35% withholding tax on the portion of any distribution that is designated as a capital gain dividend. Subject to treaty exemptions, capital gain dividends distributed to Foreign unitholders that are corporations may also be subject to a 30% branch profits tax. The portion of any distribution that constitutes a return of capital will not be subject to U.S. federal income tax and, therefore, the trustee may withhold more than the amount of tax actually due. Foreign unitholders may seek a refund from the Internal Revenue Service of any excess withholding tax. Foreign unitholders generally should not be subject to FIRPTA withholding tax on gain from the sale or redemption of units or from the trust's sale of Trust Assets . In addition, unitholders may also be subject to taxation in New York or in other jurisdictions (including a Foreign unitholder's country of residence) and should consult their own tax advisers in this regard.

    Some distributions by the trust may be subject to foreign withholding taxes. Any income withheld will nevertheless be treated as income to a unitholder. However, because a unitholder is deemed to have paid directly its share of foreign taxes that have been paid by the trust, a unitholder may be entitled to a foreign tax credit or deduction for U.S. tax purposes with respect to such taxes.



Performance Information

    Information contained in this Information Supplement or in the prospectus, as it currently exists or as further updated, may also be included from time to time in other prospectuses or in advertising material. Information on the performance of a trust strategy or the actual performance of a trust may be included from time to time in other prospectuses or advertising material and may reflect sales charges and expenses of a trust. The performance of a trust may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

Ratings Definitions

Standard & Poor's Issue Credit Ratings

    A Standard & Poor's issue credit rating is a current opinion of the credit-worthiness of an obligor with respect to a specific financial obligation, a specific class of financial obligations, or a specific financial program (including ratings on medium term note programs and commercial paper programs). It takes into consideration the creditworthiness of guarantors, insurers, or other forms of credit enhancement on the obligation and takes into account the currency in which the obligation is denominated. The issue credit rating is not a recommendation to purchase, sell, or hold a financial obligation, inasmuch as it does not comment as to market price or suitability for a particular investor. Issue credit ratings are based on current information furnished by the obligors or obtained by Standard & Poor's from other sources it considers reliable. Standard & Poor's does not perform an audit in connection with any credit rating and may, on occasion, rely on unaudited financial information. Credit ratings may be changed, suspended, or withdrawn as a result of changes in, or unavailability of, such information, or based on other circumstances.

Long-term issue credit ratings

    Issue credit ratings are based, in varying degrees, on the following considerations:

    o Likelihood of payment-capacity and willingness of the obligor to meet its financial commitment on an obligation in accordance with the terms of the obligation;

    o   Nature of and provisions of the obligation;

    o Protection afforded by, and relative position of, the obligation in the event of bankruptcy, reorganization, or other arrangement under the laws of bankruptcy and other laws affecting creditors' rights.

    The issue rating definitions are expressed in terms of default risk. As such, they pertain to senior obligations of an entity. Junior obligations are typically rated lower than senior obligations, to reflect the lower priority in bankruptcy, as noted above. (Such differentiation applies when an entity has both senior and subordinated obligations, secured and unsecured obligations, or operating company and holding company obligations.) Accordingly, in the case of junior debt, the rating may not conform exactly with the category definition.

AAA An obligation rated "AAA" has the highest rating assigned by Standard & Poor's. The obligor's capacity to meet its financial commitment on the obligation is extremely strong.

AA An obligation rated "AA" differs from the highest rated obligations only in small degree. The obligor's capacity to meet its financial commitment on the obligation is very strong.

A An obligation rated "A" is somewhat more susceptible to the adverse effects of changes in circumstances and economic conditions than obligations in higher rated categories. However, the obligor's capacity to meet its financial commitment on the obligation is still strong.

BBB An obligation rated "BBB" exhibits adequate protection parameters. However, adverse economic conditions or changing circumstances are more likely to lead to a weakened capacity of the obligor to meet its financial commitment on the obligation. Obligations rated "BB", "B", "CCC", "CC", and "C" are regarded as having significant speculative characteristics. "BB" indicates the least degree of speculation and "C" the highest. While such obligations will likely have some quality and protective characteristics, these may be outweighed by large uncertainties or major exposures to adverse conditions.

BB An obligation rated "BB" is less vulnerable to nonpayment than other speculative issues. However, it faces major ongoing uncertainties or exposure to adverse business, financial, or economic conditions which could lead to the obligor's inadequate capacity to meet its financial commitment on the obligation.

B An obligation rated "B" is more vulnerable to nonpayment than obligations rated "BB", but the obligor currently has the capacity to meet its financial commitment on the obligation. Adverse business, financial, or economic conditions will likely impair the obligor's capacity or willingness to meet its financial commitment on the obligation.

CCC An obligation rated "CCC" is currently vulnerable to nonpayment, and is dependent upon favorable business, financial, and economic conditions for the obligor to meet its financial commitment on the obligation. In the event of adverse business, financial, or economic conditions, the obligor is not likely to have the capacity to meet its financial commitment on the obligation.

CC      An obligation rated "CC" is currently highly vulnerable to nonpayment.

CA A subordinated debt or preferred stock obligation rated "C" is currently highly vulnerable to nonpayment. The "C" rating may be used to cover a situation where a bankruptcy petition has been filed or similar action taken, but payments on this obligation are being continued. A "C" also will be assigned to a preferred stock issue in arrears on dividends or sinking fund payments, but that is currently paying.


D An obligation rated "D" is in payment default. The "D" rating category is used when payments on an obligation are not made on the date due even if the applicable grace period has not expired, unless Standard & Poor's believes that such payments will be made during such grace period. The "D" rating also will be used upon the filing of a bankruptcy petition or the taking of a similar action if payments on an obligation are jeopardized.

Plus (+) or minus (-) The ratings from "AA" to "CCC" may be modified by the addition of a plus or minus sign to show relative standing within the major rating categories.

r This symbol is attached to the ratings of instruments with significant noncredit risks. It highlights risks to principal or volatility of expected returns which are not addressed in the credit rating.

N.R. This indicates that no rating has been requested, that there is insufficient information on which to base a rating, or that Standard & Poor's does not rate a particular obligation as a matter of policy.

Moody's Preferred Stock Ratings

Aaa Bonds and preferred stock which are rated Aaa are judged to be of the best quality. They carry the smallest degree of investment risk and are generally referred to as "gilt edged." Interest payments are protected by a large or by an exceptionally stable margin and principal is secure. While the various protective elements are likely to change, such changes as can be visualized are most unlikely to impair the fundamentally strong position of such issues.

Aa Bonds and preferred stock which are rated Aa are judged to be of high quality by all standards. Together with the Aaa group they comprise what are generally known as high-grade bonds. They are rated lower than the best bonds because margins of protection may not be as large as in Aaa securities or fluctuation of protective elements may be of greater amplitude or there may be other elements present which make the long-term risk appear somewhat larger than the Aaa securities.

A Bonds and preferred stock which are rated A possess many favorable investment attributes and are to be considered as upper-medium-grade obligations. Factors giving security to principal and interest are considered adequate, but elements may be present which suggest a susceptibility to impairment some time in the future.

Baa Bonds and preferred stock which are rated Baa are considered as medium-grade obligations (i.e., they are neither highly protected nor poorly se cured). Interest payments and principal security appear adequate for the present but certain protective elements may be lacking or may be characteristically unreliable over any great length of time. Such bonds lack out standing investment characteristics and in fact have speculative characteristics as well.

Ba Bonds and preferred stock which are rated Ba are judged to have speculative elements; their future cannot be considered as well-assured. Often the protection of interest and principal payments may be very moderate, and thereby not well safeguarded during both good and bad times over the future. Uncertainty of position characterizes bonds in this class.

B Bonds and preferred stock which are rated B generally lack characteristics of the desirable investment. Assurance of interest and principal payments or of maintenance of other terms of the contract over any long period of time may be small.

Caa Bonds and preferred stock which are rated Caa are of poor standing. Such issues may be in default or there may be present elements of danger with respect to principal or interest.

Ca Bonds and preferred stock which are rated Ca represent obligations which are speculative in a high degree. Such issues are often in default or have other marked shortcomings.

C Bonds and preferred stock which are rated C are the lowest rated class of bonds, and issues so rated can be regarded as having extremely poor prospects of ever attaining any real investment standing.

Note: Moody's applies numerical modifiers 1, 2, and 3 in each generic rating classification from Aa through Caa. The modifier 1 indicates that the obligation ranks in the higher end of its generic rating category; the modifier 2 indicates a mid-range ranking; and the modifier 3 indicates a ranking in the lower end of that generic rating category.

Contents

                                               Investment Summary
-----------------------------------------------------------------
A concise description of          2  Investment Objective
essential information about       2  Investment Strategy
the portfolio                     2  Portfolio Diversification
                                  2  Principal Risks
                                  3  Market for Units
                                  3  Who Should Invest
                                  3  Essential Information
                                  4  Fees and Expenses
                                  4  Estimated Annual Income
                                     Distributions
                                  5  The Trust Portfolio

                                    Understanding Your Investment
-----------------------------------------------------------------
Detailed information to           7  How to Buy Units
help you understand your          9  How to Sell Your Units
investment                       10 Distributions
                                 11 Investment Risks
                                 13 Portfolio Selection
                                 14 How the Trust Works
                                 16 Taxes
                                 17 Expenses
                                 18 Experts
                                 19 Report of Independent Auditors
                                 20 Statement of Financial Condition

Information Supplement
-----------------------------------------------------------------
For Table of Contents, see page 1 of the Information Supplement. Where to Learn More
-----------------------------------------------------------------
You can contact us for free      Visit us on the Internet
information about this and         http:/www.claymoresecurities.com
other investments.               By e-mail
                                   invest@claymoresecurities.com
                                 Call Claymore
                                   (800) 345-7999
                                   Pricing Line (888) 248-4954
                                 Call the Bank of New York
                                   (800) 701-8178 (investors)
                                   (800) 647-3383 (brokers)

Additional Information
-----------------------------------------------------------------
This prospectus does not contain all information filed with the Securities and Exchange Commission. To obtain or copy this information (a duplication fee may be required):

   E-mail:  publicinfo@sec.gov
   Write:   Public Reference Section
            Washington, D.C. 20549-0102
   Visit:   http://www.sec.gov (EDGAR Database)
   Call:    1-202-942-8090 (only for information on the
            operation of the Public Reference Section)
Refer to:
    Claymore  Securities  Defined  Portfolios,  Series 117
    Preferred  Securities Portfolio, Series 1


    Securities Act file number: 333-75604
    Investment Company Act file number:
    811-3763


          --------------------------


               [LOGO]


        CLAYMORE SECURITIES DEFINED
           PORTFOLIOS, SERIES 117

      PREFERRED SECURITIES PORTFOLIO,
                  SERIES 1







   PROSPECTUS JANUARY 24, 2002

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Prospectus
        The following exhibits
        The Signatures


1.1     Reference Trust Agreement.


1.1.1   Standard Terms and Conditions of Trust (incorporated by reference to
        Exhibit 1.1.1 to Amendment No. 2 to the Registration Statement of Claymore Securities Defined Portfolios, Series 116, 1933 Act File No. 333-72828 filed on December 18, 2001).


2.2 Form of Code of Ethics. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 for Ranson Unit Investment Trusts, Series 92 (File No. 333-31782) as filed on March 4, 2000.

3.1 Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.

4.1     Consent of Independent Auditors.

                                   SIGNATURES


        Pursuant to the requirements of the Securities Act of 1933, the Registrant, Claymore Securities Defined Portfolios, Series 117 has duly caused this Registration Statement or Amendment to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Wichita, and State of Kansas, on the 24th day of January, 2002.


                                  CLAYMORE SECURITIES DEFINED PORTFOLIOS,
                                      SERIES 117, Registrant

                                  By:    CLAYMORE SECURITIES, INC., Depositor

                                  By:               /s/ ROBIN K. PINKERTON
                                      -----------------------------------------
                                                    Robin K. Pinkerton




        Pursuant to the requirements of the Securities Act of 1933, the Registration Statement or Amendment to the Registration Statement has been signed below on January 24, 2002 by the following persons, who constitute a majority of the Board of Directors of Claymore Securities, Inc.


           Signature                                Title


    BENJAMIN FULTON*                    President and Director

    DAVID HOOTEN*                       Chairman of the Board
                                           of Directors

    ROBIN K. PINKERTON*                 Secretary, Treasurer
                                           and Director


                                                By:  /s/ ROBIN K. PINKERTON
                                                   -----------------------------
                                                    Robin K. Pinkerton
                                                    Attorney-in-fact*


----------
* An executed copy of each of the related powers of attorney were filed as
Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001. * An executed copy of the related powers of attorney were filed as Exhibit 6.0 to Registration Statement No. 333-72828 on December 11, 2001.



                                      S-2